2/27

07022024

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Irish Life & Permanent plc

*CURRENT ADDRESS Irish Life Centre
Lower Abbey St., Dublin
Dublin, Ireland

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 06 2007
THOMSON FINANCIAL

FILE NO. 82- 35072

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐
AR/S (ANNUAL REPORT) ☐
12G32BR (REINSTATEMENT) ☐
SUPPL (OTHER) ☑
DEF 14A (PROXY) ☐

OICF/BY: EBS
DATE: 3/26/07

RNS Number:6315W
Irish Life & Permanent PLC
09 January 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES AND DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities.

DAVID GANTLY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE: 1,111 SHARES
GOODBODY TRUSTEES LIMITED: 2,838 SHARES

8 State the nature of the transaction

- PURCHASE - EXERCISE OF SHARE OPTION
- SALE

9. Number of shares, debentures or financial instruments relating to shares acquired

43,282

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.016%

11. Number of shares, debentures or financial instruments relating to shares disposed

43,282

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.016%

13. Price per share or value of transaction

PURCHASE - 12,879 @ €10.90 per share
15,735 @ €9.20 per share
14,668 @ €13.85 per share

SALE - 43,282 @ 16.70 per share

14. Date and place of transaction

PURCHASE 06/01/2006, Irish Life Centre, Lower Abbey Street, Dublin 1
SALE 06/01/2006, Irish Stock Exchange, Dublin 2

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,949 - BENEFICIAL 0.001%

16. Date issuer informed of transaction

06/01/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes - No

17 Date of grant

18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of shares or debentures over which options held following notification

23. Any additional information

NONE

24. Name of contact and telephone number for queries

CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification

CIARAN LONG - GROUP SECRETARY

Date of notification

09/01/2006

END

END

Close Window

Company name **Irish Life&Permanent**
Headline **Holding(s) in Company**

RNS Number:9946X
Irish Life & Permanent PLC
06 February 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

   Irish Life & Permanent plc

2. Name of shareholder having a major Interest in shares.

   Bank of Ireland Asset Management Ltd on behalf of a range of companies who, as registered holders only, hold shares on behalf of a range of clients each of whom are the beneficial owner of a portion of the shareholding.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder it is a holding of that person's spouse or children under the age of 18.

   Not Stated

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

Bank of Ireland Nominees Limited	17,410,501
BNY Custodial Nominees Ltd	138,116
Mellon Nominees Limited	18,956
Nortrust Nominees Ltd	1,483,609

5. Number of shares/amount of stock acquired. N/A

6. Percentage of issued class. N/A

7. Number of shares/amount of stock disposed. Not Stated

8. Percentage of issued class. Not Stated

9. Class of security. Ordinary €0.32 shares

10. Date of transaction. 3 February 2006

11. Date Company informed. 3 February 2006

12. Total holding following this notification. 19,051,182

13. Total Percentage holding of issued class following this notification.

    7.01%

14. Any additional information. None

15. Name of contact and telephone number for queries.

    Conor Ryan 353 (0)18563828

16. Name of authorised company official responsible for making this notification. Ciaran Long - Group Secretary

17. Date of notification: 6 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close Window

Irish Life & Permanent plc

Preliminary Results

12 months to 31 December 2005

Contents

	Page
Presentation of information	1
Financial highlights	2
EV basis	
Commentary on results	3
Consolidated Income Statement	11
Consolidated Balance Sheet	12
Statement of Recognised Income and Expense	13
Basis of preparation	14
Notes to the EV basis	18
Statutory basis	
Commentary on results	28
Basis of Preparation	29
Consolidated Income Statement	30
Consolidated Balance Sheet	31
Statement of Recognised Income and Expense	32
Consolidated Cashflow Statement	33
Notes to the statutory basis	34

IRISH LIFE & PERMANENT PLC

Preliminary Announcement

Year ended 31 December 2005

PRESENTATION OF INFORMATION

Statutory Basis (IFRS)

EU law requires that the consolidated financial statements of the group be prepared in accordance with International Financial Accounting Standards ("IFRS") as adopted for use within the EU.

The statutory basis applies IFRS to all operations including the application of IFRS 4 'Insurance Contracts' to the group's life assurance operations. The group has availed of the deferred transitional date in respect of IAS 39 'Financial Instruments: Recognition and Measurement', IAS 32 'Financial Instruments: Disclosure and Presentation' and IFRS 4 'Insurance Contracts' and therefore has not restated 2004 statutory comparatives for the impact of these IFRSs. IFRS 4 allows insurance contracts to continue to be accounted for under previous GAAP as adjusted for any changes which results in more relevant and reliable information. As a consequence of this the results for the group's insurance contracts continue to be prepared under embedded value methodologies as described below.

The pro-forma comparatives for 2004 have been prepared to show what the impact of these IFRSs would have been had they been applied in 2004.

The statutory basis accounts are included on pages 28 to 35.

Embedded Value basis (EV)

The EV basis shows the results of the group's life assurance operations (both insurance and investment contracts) prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Chief Financial Officers' Forum. Life assurance operations were previously presented in accordance with the Association of British Insurers' paper of December 2001 'Supplementary Reporting for Long Term Insurance Business (The Achieved Profits Method)'. 2004 results have been restated to reflect the change in basis of calculation to EEV.

The results of all other operations are prepared in accordance with IFRSs. 2004 results have been restated to reflect this. In order to provide more meaningful comparison, this restatement also includes the main impacts of IAS 39 and IAS 32. The IASB has given a deferred transition date for these IFRSs under which 2004 results can continue to be reported on an ROI GAAP basis.

The group has focused on the EV basis, as it believes that EV is a more realistic measure of the performance of life businesses than the statutory IFRS basis. The EV basis is used throughout the group to assess performance, and it is also the measure used by the investment community to assess the performance of life businesses.

The EV basis results are included on pages 3 to 27.

Financial Highlights

Year ended 31 December 2005

	2005	2004	Growth %
EV Basis			
Profit after tax	€475m	€427m	11
Total EPS	176 cent	158 cent	11
Operating profit before tax	€420m	€387m	9
Operating EPS	135 cent	124cent	9
Statutory Basis[1]			
Profit after tax	€353m	€353m	-
EPS on continuing activities	134 cent	132 cent	2
New loans issued	€9.8bln	€8.0bln	22
Lending book	€26.2bln	€21.1bln	24
Mortgage loan book (Ireland)	€17.8bln	€14.5bln	22
Life new business			
- APE	€388m	€310m	25
- PVNBP	€2,571m	€2,091m	23
Life and investment new business			
- APE	€520m	€470m	11
- PVNBP	€3,890m	€3,692m	5
Final Dividend per share	42.8 cent	38.5 cent	11
Total Dividend	60.5 cent	55.0 cent	10

Commenting on the results David Went, Group Chief Executive said:

"We're reporting another year of strong out-performance in our businesses for 2005. Each of our key business units performed strongly. The life business is now leading the market in terms of distribution reach, efficiency and innovation. The banking business posted a very strong lending figure for the year while also successfully establishing itself as the destination of choice for switching current account customers. The broader economy continues to provide a perfect environment for our businesses and we're confident of posting another successful performance in the current year."

[1] The statutory comparative information is the pro-forma statutory information, which together with the statutory comparatives is disclosed on page 30.

EV Basis

Commentary on Results EV basis

Consolidated Income Statement - EV Basis

For the year ended 31 December 2005

	2005	2004
	€m	€m
Operating profit on continuing operations		
Insurance and investment business	222	192
Banking	148	139
Other	(4)	-
	366	331
Share of associate	54	56
Operating profit before tax on continuing operations	420	387
Short-term investment fluctuations	94	26
Effect of economic assumption changes	13	30
Other credits	4	21
Profit before tax	531	464
Taxation	(16)	(33)
Government levy	(12)	(12)
Profit after tax before discontinued operations	503	419
(Loss)/profit after tax on discontinued operations	(26)	10
	477	429
Minority interest	(2)	(2)
Total profit after tax	475	427

Overview

The profit after tax before discontinued operations increased 20% to €503m from €419m in 2004 principally reflecting strong life embedded value earnings and a reduced life tax charge in the year.

At operating profit level earnings increased by 9% to €420m from €387m in 2004. This growth principally reflects the increase of 16% in the contribution from the group's life assurance activities driven by strong growth in new business profits which were ahead 62% to €94m. Banking profits which were ahead 6% to €148m from €139m in 2004 were negatively impacted by €7m in trading losses in the first half of the year which arose on positions which, under IFRS, fall to be mark to market. Excluding this item underlying pre-tax profits in the bank were ahead 10%.

The post tax contribution from the group's holding in Allianz (Ireland), a general insurance business, was €54m compared to €56m reported in 2004. This reflects a strong underwriting result, which includes prior year reserve releases, in continuing favourable market conditions and the impact of the good investment markets which prevailed throughout the year.

The growth in investment markets in 2005 resulted in positive short term investment fluctuations of €94m (2004: €26m). This principally reflects the boost to unit-linked management fees as a result in the growth in policyholder funds which have benefited from the strong investment markets in 2005.

The 2005 outcome also includes a positive impact of €13m arising from changes to the economic assumptions used to calculate the life assurance embedded value (2004: €30m). This principally reflects the impact of a reduction in the risk discount rate used to compute the embedded value from 6.7% to 6.5% and which reflected a reduction in euro gilt rates.

The taxation charge of €16m is made up of a €42m charge on life and banking operating profits – giving an effective tax rate of 11% - offset by a deferred tax credit of €26m principally related to the short term investment fluctuations of €94m. This offset reflects the reinstatement of certain tax credits which were not previously regarded as recoverable within the EV assumptions.

The bank levy charge of €12m which has been a feature of the group's tax charge for the past three years will not recur going forward.

The 2005 outcome includes a loss after tax of €26m which was incurred on the disposal of City of Westminster Assurance, the group's closed life assurance business in the UK, which is reported below the line as a loss after tax on discontinued operations. The sale of this company occurred on 2 June 2005 for a consideration, after transaction costs, of €63m. The loss arising on the disposal of €26m includes a profit of €2m arising in the period up to the date of disposal.

The total profit after tax for the year ended 31 December 2005 was €475m, an 11% increase on the 2004 outcome of €427m.

Banking Business

The results of the group's banking business for the year ended 31 December 2005 are set out below:

	2005 €m	2004 €m
Net interest income	377	349
Other income	40	39
Trading income	(4)	6
	413	394
Administrative expenses	(255)	(245)
Impairment provisions	(12)	(10)
Operating profit before tax and exceptional items	146	139
Investment gains	13	-
Exceptional costs	(11)	-
	148	139

The operating profit before tax and exceptional items generated by the group's banking business increased 5% to €146m from €139m in 2004. The 2005 outcome was negatively impacted by trading losses of €7m which arose on positions marked to market under IFRS. These positions were closed out in the first half of the year. These losses could not be offset by €12m of gains which arose on the closing out of interest rate positions on transition to IAS39 and which are required to be amortised over three years. Excluding this negative item, the underlying pre-tax operating profit in the bank was ahead 10%.

Net interest income rose 8% to €377m from €349m in 2004 driven by continued strong growth in new lending and current account balances which offset the impact of increased levels of wholesale funding on the net interest margin.

The net interest margin in 2005 was 1.29% which compares with a margin of 1.40% in 2004. The principal reason for the reduction in margin was, as expected, the requirement to fund the growth in new lending and associated 25% liquidity requirement largely in the wholesale money markets.

Total loans and advances to customers at 31 December 2005 were €26.2bln, 24% ahead of the outstanding balances of €21.1bln at 31 December 2004. Total gross new lending at €9.8bln was 22% ahead of 2004 (€8.0bln) with the growth in balances over the principal business lines as follows:

	2005 €m	2004 €m	Growth %
Mortgage lending Ireland*	17,774	14,551	22
Consumer finance	1,617	1,381	17
Commercial lending	1,415	1,249	13
	20,806	17,181	21
Mortgage lending - UK (£Stg)*	3,710	2,756	35
Total lending (€m)	26,220	21,090	24

The Irish mortgage market continued to be extremely buoyant in 2005. Total gross new mortgages issued were €6.3bln, a 28% increase on the €5.0bln issued in 2004. Irish residential mortgage balances outstanding increased by 22% to €17.8bln compared to €14.6bln in 2004.

* Including securitised mortgages

In the UK mortgage demand was also robust with Capital Home Loans, the group's centralised mortgage lender, issuing Stg£1.4bln in gross new mortgages in 2005 which was 6% ahead of the €1.3bln issued in 2004. Mortgage balances outstanding in the UK rose 35% to Stg£3.7bln from Stg£2.8bln at 31 December 2004.

New consumer finance loans, which largely relate to new car finance issued through **permanent tsb** finance, were €959m, up 28% from €748m in 2004. The consumer finance loan book increased 17% to €1.6bln from €1.4bln at 31 December 2004. New commercial loans issued were ahead 8% to €383m compared to €353m in 2004 and the commercial finance portfolio at 31 December 2005 was €1.4bln, up 13% compared to 2004 (€1.2bln).

Customer account balances increased 10% to €12.8bln from €11.6bln in 2004.

Other income at €40m compares to €39m in 2004 and reflects a modest level of growth in current account and related fee income following on from the very successful fee-free current account marketing strategy in which the bank engaged in 2005. A total of 67,000 new current accounts were opened in the bank in 2005 leading to a 27% increase in current account balances which grew to €2.2bln.

Other income reported in the bank includes no contribution from bancassurance sales, the earnings from which are included in the pre-tax profit reported in the group's life assurance activities. Sales of life and pensions products in 2005 were €65m on an APE basis, an increase of 20% on 2004. Pre-tax operating profits achieved on the bancassurance book of life business in 2005 were €46m, up 26% on the 2004 level of €37m.

Trading income for 2005 was a negative €4m compared to a positive €6m achieved in 2004. The 2005 outcome arose due to certain positions taken in financial instruments which fall to be accounted on a mark to market basis under IFRS. These positions were closed out in the first half of the year and generated trading losses of €7m. These losses could not be offset by gains of €12m which also arose in the first half of the year, and which reflected the closing of certain interest rate positions as part of the transition of the balance sheet to meet the hedging requirements of IAS39. Instead these gains fall to be amortised to net interest income over three years. Accordingly the losses in the first half can be regarded as non-recurring and were reduced by €3m of trading profits in the second half of the year.

Administrative expenses increased 4% to €255m from €245m in 2004. Included in the 2005 outcome is a charge of €3m in respect of the cost of employee share options under IFRS2. Excluding this item cost growth of 3% compares favourably with the level of underlying salary inflation within the Irish economy. Cost management continues to be a key focus within the bank in 2006.

Impairment provisions against loans in 2005 were €12m compared to €10m in 2004 and reflect the very good credit quality which prevails within all of the group's loan portfolios, where realised bad debt losses are insignificant. Provisions held against the portfolios continue to be conservative, notwithstanding the write back of general provisions necessitated by IAS39, with reserves of €52m compared to an arrears of €38m at 31 December 2005.

Exceptional costs of €11m reflect the costs of a restructuring plan which is presently underway in the bank. The objective of the plan is to improve the cost efficiency and sales capability of the organisation. It is anticipated that the restructuring plan will be completed in 2006 and that it will have a significant positive impact on costs and revenues going forward.

Investment gains of €13m represent an uplift in the value of investment properties which are held by the bank.

Insurance and Investment Business

The results of the group's insurance and investment business presented on an EV basis for the year ended 31 December 2005 are set out below:

	2005	2004
	€m	€m
New business contribution	94	58
Contribution from in-force business		
Expected return		
In-force	74	69
Net worth	20	19
Experience variances	15	11
Assumption changes (net of development expenditure)	19	35
	128	134
Operating profit before tax	222	192

The operating profit before tax on the group's life business was €222m in the year ended 31 December 2005, a 16% increase on 2004. This reflects a 62% increase in the new business contribution which improved to €94m from €58m in 2004 and which more than offset a 4% reduction in the contribution from the in-force business which was principally due to a €16m reduction in the level of assumption changes falling from €35m in 2004 to €19m in 2005.

The expected return on the in-force book increased 7% from €69m to €74m as the growth in the book offset the reduction in the risk discount rate. The expected return on net worth relates to earnings on shareholder assets including solvency capital and is calculated by reference to the assumed long term returns on equities and property combined with the actual earnings on short-term cash. The return of €20m in 2005 is in line with 2004.

Experience variances were positive at €15m compared to €11m in 2004 with strong risk experience achieved during the year on both mortality and morbidity.

The retail business successfully completed the Horizon project during 2005. The core objective of this project was a fundamental redesign of the business process to achieve operational efficiencies and leveraged use of this newer technology. In the year ended 2005 development expenditure of €8m (2004: €4m) on the project was written off against assumption changes as additional synergy gains arising from the deployment of the technology and the migration of policies from older systems were realised during the year. The capitalised impact of these synergy gains, a positive €8m in 2005 (2004: €4m), has been recognised as a positive change in operating assumptions.

The other operating assumption changes (excluding Horizon impacts) of €19m in 2005 principally relate to continued sustained improvements in morbidity experience and improved cost efficiencies within the business. These improvements have been capitalised within the embedded value. The operating assumption changes in 2004 of €35m principally related to the capitalisation of improved mortality experience.

The assumptions underlying the embedded value continue to be prudent.

New Business

The new business contribution for the year ended 31 December 2005 increased 62% to €94m from €58m in 2004. The principal reason for this significant uplift in new business contribution was a 25% increase in life new business sales (excluding ILIM) to €388m on an APE basis in 2005 combined with improved new business margins and a favourable product mix.

Overall new business margins, excluding ILIM, were 20.4% compared to 14.9% in 2004. Including ILIM new business margins were 18.1% (2004: 12.4%) made up as follows:

	2005 %	2004 %
Life	20.4	14.9
Investment (ILIM)	11.4	7.6
	18.1	12.4

A number of factors including a favourable product mix, improved pricing on protection products and lower unit selling costs all combined to drive life margins in excess of 20% compared to the group's target of 17%. The increase in investment margins is largely due to the mix of business as 2004 sales included a number of very large low margin mandates.

APE[2] sales in the group's principal life businesses are summarised below:

	2005 €m	2004 €m	Growth %
Retail Life	238	178	34
Corporate Life	130	111	17
Irish Life International	20	21	(5)
	388	310	25
Investment (ILIM)	132	160	(18)
	520	470	11

When calculated on the basis of present value of new business premiums ("PVNBP") margins improved from 1.6% in 2004 to 2.4% in 2005 which is broadly the same order as the improvement under the APE basis.

The PVNBP margin is as follows:

	2005 %	2004 %
Life	3.1	2.2
Investment (ILIM)	1.1	0.8
	2.4	1.6

[2] APE sales are calculated as annual value of regular premiums plus 10% of the value of single premiums

PVNBP[3] sales in each of the group's principal life businesses are set out below:

	2005 €m	2004 €m	Growth %
Retail Life	1,602	1,207	33
Corporate Life	772	678	14
Irish Life International	197	206	(4)
	2,571	2,091	23
Investment (ILIM)	1,319	1,601	(18)
	3,890	3,692	5

Retail Life

In a very favourable environment, retail sales increased 34% on an APE basis (33% on the PVPBP basis) to €238m from €178m in 2004.

Sales were strongly ahead across all product lines and distribution channels with growth in investment (up 29%) pensions (up 36%) and protection products (up 26%) being particularly strong. The group believes that this strong sales performance has improved its overall market share position in 2005.

A notable milestone in the retail business in 2005 was the completion of the Horizon project. This project, which commenced in 2002, was an unqualified success and has led to significant efficiency improvements across the whole of the retail business.

Corporate Life

Market conditions continued to be very favourable for the group's corporate life business in 2005 with continued strong growth in employment and salaries in the Irish economy. New business sales on an APE basis were ahead 17% to €130m from €111m in 2004 (PVNBP growth was 14%). The business achieved particularly good growth in risk products together with strong growth in defined contribution increments and additional voluntary contributions.

Investment Management

In 2005 ILIM were confirmed as the top performing pension fund manager in Ireland over the previous three years. On foot of this investment performance ILIM generated inflows of €1.3bln in 2005. This compares to gross inflows of €1.6bln in 2004 which included a number of very large mandates. As a result of the strong new business inflows and good investment performance funds under management grew 24% to €26.4bln from €21.3bln at 31 December 2004.

Capital and Liquidity

The group's capital and liquidity position continued to be strong. The Tier 1 total capital ratio at 31 December 2005 was 12.6% (31 December 2004: 11.2%) while the liquidity ratio within the group's banking business was 26% (31 December 2004: 25%). The solvency margin in Irish Life Assurance plc, the group's principal life business was covered 1.7 times by available assets (31 December 2004: 1.7 times).

[3] PVNBP sales are calculated as total single premiums plus the discounted value of regular premiums expected to be received over the term of the contracts

Dividend

The directors have proposed a final dividend of 42.8 cent per share. Subject to shareholder approval the dividend will be paid on 31 May 2006 to shareholders on the register as at 28 April 2006. The ex-dividend date is 26 April 2006. The final dividend will bring the total dividend for the year to 60.5 cent, an increase of 10% on the 2004 total dividend of 55.0 cent per share. The dividend is covered 2.9 times by total profit (2.2 times at the operating profit level) and represents an approximate yield of 3.2% on the basis of the share price at the beginning of March 2005.

For further information contact:

Name	Telephone No.	Mobile No.	Email address
Barry Walsh	353 1 7042678	087 681 8157	barry.walsh@irishlife.ie
David McCarthy	353 1 8563050	087 256 7292	david.mccarthy@irishlife.ie
Media:			
Ray Gordon	353 1 6788330	087 241 7373	ray@mrpakinman.ie

Consolidated Income Statement - EV basis
Year ended 31 December 2005

	Notes	2005 €m	2004 €m
Operating profit on continuing operations			
Insurance & investment business		222	192
Banking		148	139
Other		(4)	-
		366	331
Share of associate		54	56
Operating profit before tax on continuing operations	1	420	387
Short-term investment fluctuations		94	26
Effect of economic assumption changes		13	30
Other credits	2	4	21
Profit before tax		531	464
Taxation	5	(28)	(45)
Profit for the year on continuing operations		503	419
(Loss)/profit after tax on discontinued operations	3	(26)	10
(Loss)/profit for the year		477	429
Attributable to			
Equityholders		475	427
Minority interest		2	2
		477	429
Earnings per share including own shares held for the benefit of life assurance policyholders (cent)	13	175.7	158.4
Operating earnings per share including own shares held for the benefit of life assurance policyholders (cent)	13	135.4	124.2

Consolidated Balance Sheet - EV basis
As at 31 December 2005

	Notes	2005 €m	2004 €m
Assets			
Cash and other receivables		299	243
Investments		23,966	20,436
Loans and receivables to banks		6,421	4,508
Loans and receivables to customers	11	26,340	21,133
Interest in associated undertaking		167	136
Reinsurance assets		2,023	1,738
Shareholder value of in-force business		1,103	940
Net post retirement benefit asset		71	66
Goodwill and other intangible assets		258	251
Property and equipment		404	318
Other debtors		426	353
Total assets		61,478	50,122
Liabilities			
Customer accounts		12,808	11,597
Deposits by bank		2,281	1,249
Debt securities in issue		15,226	10,879
Non-recourse funding		2,232	2,193
Derivative liabilities		221	131
Insurance contract liabilities		4,082	4,148
Investment contract liabilities		19,806	15,895
Outstanding insurance and investment claims		110	115
Net post retirement benefit liability		158	172
Deferred Taxation		25	-
Other liabilities		404	453
Subordinated liabilities		1,385	951
Total liabilities		58,738	47,783
Equity			
Share capital		87	86
Share premium		74	52
Profit and loss account		749	536
Non-distributable reserves		1,691	1,594
Capital reserves		203	125
Own shares held for the benefit of life assurance policyholders		(76)	(64)
Shareholders' equity	7	2,728	2,329
Minority interest		12	10
Total equity		2,740	2,339
Total liabilities and equity		61,478	50,122

Consolidated Statement of Recognised Income and Expense - EV Basis
Year ended 31 December 2005

	2005 €m	2004 €m
Revaluation of property & equipment	71	-
Deferred tax	(12)	-
Net amount recognised directly in equity	59	-
Profit for the year	477	429
Total recognised income and expense for the year	**536**	**429**
Attributable to		
Equityholders	534	427
Minority interest	2	2
	536	**429**

Consolidated Reconciliation of Shareholders Equity - EV Basis
Year ended 31 December 2005

	2005 €m	2004 €m
Shareholders' equity at 1 January (restated)	2,329	2,053
Income and expenses attributable to equityholders	534	427
Movement in cost of own shares held for the benefit of life assurance policyholders	(12)	(10)
Dividends paid	(152)	(142)
Issue of share capital	23	1
Change in share based payment reserves	6	-
Shareholders' equity at 31 December	2,728	2,329

Basis of Preparation

Earnings generated by the group's life assurance operations are prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Chief Financial Officers' Forum. For businesses other than life assurance the results have been prepared based on the requirements of the IFRS issued by the IASB and adopted by the EU.

IFRS 4 brings into force phase 1 of the International Accounting Standard Board's ("IASB") insurance accounting project. In view of the phased implementation of IFRS for insurance business, the group believes that shareholders will continue to place considerable reliance on embedded value information relating to the life assurance business. The statutory financial information includes insurance contracts written in the life assurance business based on embedded value earnings calculated using the EEV principles developed by the European CFO forum. The methodology produces an Embedded Value (EV) as a measure of the consolidated value of shareholders' interests in the business covered by the EEV Principles. The EV basis financial information extends these principles to investment contracts written in the life assurance business.

The group's results were previously prepared on an ROI GAAP basis under which life assurance operations were presented in accordance with the Association of British Insurers' paper of December 2001 'Supplementary Reporting for Long Term Insurance Business (The Achieved Profits Method)'.

The results for 2004 were restated in July 2005 to reflect the new reporting basis, copies of these restatements are available from the group's website (www.irishlifepermanent.ie). These restatements do not constitute the company's statutory accounts for the year ended 31 December 2004 which were prepared under ROI GAAP.

For all business other than that specifically referred to below, the statements incorporate the same values and earnings included in the primary financial statements, determined using the IFRS bases. The statements also reclassify and summarise the information included in the primary financial statements and restate policyholders' liabilities in respect of own shares consistent with the recognition of the asset.

This section sets out the methodology used to produce the EV basis information. The Directors acknowledge their responsibility for the preparation of the supplementary information.

In accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards, in arriving at the underlying preliminary IFRS information that forms the starting point for the supplementary information, no adjustments have been made for any changes in estimates made at the time of approval of the ROI GAAP statutory financial statements on which the IFRS financial information is based.

The life assurance results have been prepared in conjunction with the Group's consulting actuaries – Watson Wyatt Limited.

Covered Business

The EEV Principles are applied to value "covered business" as defined by the Principles. This includes individual and group life assurance and investment contracts, pensions and annuity business written in Irish Life Assurance plc, Irish Life International Limited and City of Westminster Assurance Company Limited up to the date of its disposal, and the investment management business written in Irish Life Investment Managers.

All business other than the covered business is included in the supplementary information on the same basis as that applied to the business in the primary financial statements.

Under EV, the same valuation approach is applied to both insurance and investment contracts within the covered business.

Embedded Value

Embedded Value (EV) is the present value of shareholders' interests in the earnings distributable from assets allocated to the covered business after sufficient allowance is made according to the EEV Principles for the aggregate risks in the covered business. The EV consists of the following components:

- free surplus allocated to the covered business
- required capital, less the cost of holding required capital
- present value of future shareholder cash flows from in-force covered business (PVIF), including an appropriate deduction for the time value of financial options and guarantees.

The value of future new business is excluded from the EV.

The cost of holding required capital is defined as the difference between the amount of the required capital and the present value of future releases, allowing for future investment returns, of that capital.

Free Surplus and Required Capital

Free surplus is defined as the market value of assets in the covered business less supervisory liabilities less required capital. It is the market value of any capital and surplus allocated to, but not required to support, the in-force covered business at the valuation date.

The level of required capital reflects the amount of assets attributed to the covered business in excess of that required to back regulatory liabilities whose distribution to shareholders is restricted. The EEV Principles require this level to be at least the level of solvency capital at which the local supervisory authority is empowered to take action and any further amount that may be encumbered by local supervisory restrictions. In light of this the Directors have set the level of required capital to be 150% of the regulatory minimum solvency margin requirement at the valuation date, including the additional margin required under the Solvency 1 rules. The Directors consider this to be a conservative level of capital to manage the covered business, allowing for the supervisory basis for calculating liabilities, the insurance and operational risks inherent in the underlying products and the methods used to value financial options and guarantees included in those products.

New Business

New business premiums reflect income arising from the sale of new contracts during the reporting period. Increases to premiums that are generated by policyholders at their discretion are included in new business as they occur. Increases to renewal premiums on group pension contracts are treated as new business premiums.

The new business contribution is the present value of future shareholder cashflows arising from the new business premiums written in the period less a deduction if relevant for the time value of financial options and guarantees. The contribution makes full allowance for the associated amount of required capital and includes the value of expected renewals on new contracts.

The EEV Principles require a measure of the present value of future new business premiums (PVNBP) to be calculated and expressed at the point of sale. The PVNBP is equivalent to the total single premiums plus the discounted value of regular premiums expected to be received over the term of the contracts using the same economic and operating assumptions used for calculating the new business contribution. The new business margin reported under EEV is defined as the ratio of the new business contribution to PVNBP.

Projection Assumptions

Projections of future shareholder cash flows expected to emerge from covered business are determined using realistic assumptions for each component of cash flow and for each policy group. Future economic and investment return assumptions are based on period end conditions. The assumed discount and inflation rates are consistent with the investment return assumptions.

The assumptions for demographic elements, including mortality, morbidity, persistency and expense experiences, reflect recent operating experiences and are reviewed annually. Allowance is made for future improvements in annuitant mortality based on experience and externally published data. Favourable changes in operating experience are not anticipated until the improvement in experience has been observed.

All costs relating to the covered business are allocated to that business. The expense assumptions used for the projections therefore include the full cost of servicing the business. The costs include future depreciation charges in respect of certain property and equipment included in the free surplus. Certain group costs allocated to the life company are not included within the cash flow projections and are accounted for on an annual basis in the other group results.

Risk Discount Rate

The risk discount rate is a combination of a base risk-free rate and a risk margin, which reflects the residual risks inherent in the covered business, after taking account of prudential margins in the supervisory liabilities, the required capital and the specific allowance for financial options and guarantees.

The Group has adopted a bottom-up approach to the determination of the risk discount rate. Each element of risk is assessed in turn and a cost is reflected as an addition to the base risk-free discount rate. The risk discount rate derived in this way reflects the risk of volatility associated with the cash flows in the embedded value model.

The key assumptions are set out in note 15.

The market risk margin neutralises the effect of assuming future investment returns in excess of the base risk-free rate.

The non-market risk margin is based on an estimate of the impact of each of the following risks - mismatch risk, credit risk, demographic risks including mortality, morbidity, persistency and expense risks, operational risk and liquidity risk.

An allowance is made for the diversification effect in that each of the risks is not expected to occur simultaneously. Financial options and guarantees are explicitly valued using a market-consistent approach and no further risk allowance is included for these in the risk discount rate. The non-market risk margin was determined by the Directors following a review of the estimates emerging from the above exercise.

Financial Options and Guarantees

Under the EEV Principles an allowance for the time value of financial options and guarantees ("FOG") is required where a financial option exists which is exercisable at the discretion of the policyholder. The time value of an option reflects the additional value inherent in the option due to the potential for the option to increase in value prior to its expiry date, usually due to movements in the market value of assets. The value of an option based on market conditions at the date of the valuation is referred to as the intrinsic value.

Allowance is made for the intrinsic value of FOGs in the supervisory liabilities and the cost is reflected in the PVIF. An explicit deduction is made to the PVIF to allow for the impact of future variability of investment returns on the cost of FOGs (time value). The time value of FOGs is calculated using stochastic models calibrated on a market consistent basis.

The main financial options and guarantees and the assumptions used to value them are described in note 15.

Service Companies

All services relating to the covered business are charged on a cost recovery basis.

Tax

The projections include on a discounted basis all tax that is expected to be paid under current legislation, including tax that would arise if surplus assets within the covered business were eventually to be distributed.

Analysis of Profit

The profit from the covered business is analysed into three main components:

- New business contribution

  The contribution from new business written in the period is calculated as at the point of sale using assumptions applicable at the start of the period. This is then rolled forward to the end of the financial period using the risk discount rate applicable at the start of the reporting period.

- Profit from existing in-force business

  The profit from existing business is calculated using opening assumptions and comprises:

  Interest at the risk discount rate on the value of in-force business allowing for the timing of cash-flows ("expected return");

  Experience variances: when calculating embedded values it is necessary to make assumptions regarding future experiences including persistency (how long policies will stay in force), risk (mortality and morbidity), future expenses and taxation. Actual experience may differ from these assumptions. The impact of the difference between actual and assumed experience for the period is reported as experience variances;

  Operating assumption changes: the assumptions on which embedded values are calculated are reviewed regularly. Where it is considered appropriate in the light of current or expected experience to change any assumptions regarding expected future experience, the impact on total value of in-force business of any such change is reported as an "operating assumption change".

- Expected investment return

  The expected investment earnings on the net assets attributable to shareholders are calculated using the future investment return assumed at the start of the period with the exception of cash returns which is based on the actual return achieved.

Two further items make up the total profit arising from the covered business:

- Short term investment fluctuations

  This is the impact on the EV of differences between the actual investment return and the expected investment return assumptions assumed at the start of the period.

- Effect of economic assumption changes

  This is the impact on the EV of changes in external economic conditions including the effect changes in interest rates have on risk discount rates and future investment return assumptions.

Notes to the 2005 EV basis financial information
Year ended 31 December 2005

1. Operating Profit before tax

	2005 €m	2004 €m
Insurance & investment business		
New business contribution	94	58
Profit from existing business		
- Expected return	74	69
- Experience variances	15	11
- Operating assumption changes	27	39
Development expenditure	(8)	(4)
Expected investment return	20	19
Operating profit before tax	222	192
Banking		
Net interest income	377	349
Non-interest income	40	39
Trading Income	(4)	6
	413	394
Administrative expenses including depreciation	(255)	(245)
Impairment losses on loans and receivables	(12)	(10)
	146	139
Investment return	13	-
Restructuring costs	(11)	-
Operating profit before tax	148	139
Other activities		
Non-interest income	46	48
Administrative expenses including depreciation	(50)	(48)
Operating loss before tax	(4)	-
Share of associate	54	56
Total operating profit	420	387

2. Other Charges/Credits

(a) **Disposal of property and equipment**
In 2005 the group disposed of a number of properties occupied by the group and realised a profit before tax of €4m (2004: €2m).

(b) **Sale of Irish Estates Management**
In December 2004 the group disposed of its property management subsidiary Irish Estates Management Limited, the results for 2004 include €19m profit arising on this disposal.

3. Discontinued Operations

On 2 June 2005 the group disposed of its UK life assurance subsidiary City of Westminster Assurance Company Limited. The net proceeds were €63m, this compares to a carrying value at date of disposal of €91m. The results for the period to disposal (a profit of €2m) together with the loss on disposal are shown in the income statement as discontinued operations. 2004 results have also been reclassified to discontinued operations.

Notes to the 2005 EV basis financial information
Year ended 31 December 2005

4. Life and investment new business

Life business (continuing operations)

	2005 €m	2004 €m
Present value of new business premiums (PVNBP)		
Single premium	1,313	1,029
Regular premium	255	207
Regular premium capitalisation factor	4.9	5.1
PVNBP	2,571	2,091
Annual Premium Equivalent (APE)	388	310
New business contribution	79	46
New business margin		
PVNBP	3.1%	2.2%
APE	20.4%	14.9%

ILIM

	2005 €m	2004 €m
Present value of new business premiums (PVNBP)	1,319	1,601
Annual Premium Equivalent (APE)	132	160
New business contribution	15	12
New business margin		
PVNBP	1.1%	0.8%
APE	11.4%	7.6%

Total new business

	2005 €m	2004 €m
Present value of new business premiums (PVNBP)	3,890	3,692
Annual Premium Equivalent (APE)	520	470
New business contribution	94	58
New business margin		
PVNBP	2.4%	1.6%
APE	18.1%	12.4%

Notes to the 2005 EV basis financial information
Year ended 31 December 2005

5. Taxation

	2005 €m	2004 €m
Life operations		
Operating profit	(16)	(15)
Short term investment fluctuations	31	18
Economic assumptions	(5)	(10)
	10	(7)
Banking		
Operating profit	(26)	(25)
Other operations	-	-
Taxation on the disposal of property and equipment	-	(1)
	(16)	(33)
Government levy on financial institutions	(12)	(12)
	(28)	(45)

6. Analysis of profit after tax on continuing activities

	Year to 31 December 2005		
	Gross €m	Tax €m	Net €m
Operating profit			
Insurance and investment business	222	(16)	206
Banking	148	(26)	122
Other	(4)	-	(4)
Share of associate	54	-	54
	420	(42)	378
Short term investment fluctuations	94	31	125
Effect of economic assumption changes	13	(5)	8
Other credits/charges	4	0	4
Government levy on financial institutions	-	(12)	(12)
	531	(28)	503

7. Shareholders' Equity

	2005 €m	2004 €m
Insurance and investment business	1,853	1,689
Banking	561	350
Other activities	37	30
Associate Undertakings	167	136
Goodwill	198	198
	2,816	2,403
Minority interest	(12)	(10)
Deduction in respect of own shares held for the benefit of life assurance policyholders	(76)	(64)
Shareholders' equity	2,728	2,329

Notes to the 2005 EV basis financial information
Year ended 31 December 2005

7. Shareholders' Equity continued

Investment and insurance assets are analysed as follows

	2005	2004
	€m	€m
Property	80	93
Equities	10	11
Debt securities	4	20
Deposits	613	528
Other assets and liabilities	43	97
	750	749
Shareholders' value of in-force business	1,103	940
	1,853	1,689

Analysis of movement in shareholders equity attributable to investment and insurance business

	Year ended 31 December 2005		
	Net Worth	VIF	Total
	€m	€m	€m
Shareholders' equity as at 1 January 2005	749	940	1,689
Operating profit after tax on continuing operations	84	122	206
Short term investment fluctuations	30	95	125
Effect of economic assumption changes	(3)	11	8
Other credits	3		3
Profit after tax on discontinued operations	41	(67)	(26)
Exchange rate movements	(2)	2	-
Capital movements	(152)	-	(152)
Shareholders' equity as at 31 December 2005	750	1,103	1,853

The shareholders' equity as at 31 December 2005 (2004) includes required capital of €535m (€488m) within the net worth. The shareholders' value of in-force is net of a deduction of €123m (€112m) in respect of the cost of maintaining the required capital and net of a deduction of €35m(€30m) in respect of time value of financial option and guarantee costs.

Analysis of insurance and investment operating profit after tax

	Year ended 31 December 2005		
	Net Worth	VIF	Total
	€m	€m	€m
New business contribution	(118)	196	78
Profit from existing business			
- Expected return	148	(77)	71
- Experience variances	24	(8)	16
- Operating assumption changes	21	9	30
- Development expenditure	(7)		(7)
- Expected investment return	16	2	18
Operating profit after tax	84	122	206

Notes to the 2005 EV basis financial information
Year ended 31 December 2005

8. Interest receivable and similar income

	2005 €m	2004 €m
Loans and receivables to customers	771	629
Loans and receivables to banks	113	103
Debt securities and other fixed income securities	89	54
Lease and instalment finance	67	62
	1,040	848
Inter-group charges eliminated on consolidation	(8)	(5)
	1,032	843

9. Management expenses

	2005 €m	2004 €m
Administrative expenses	470	428
Depreciation	25	30
Software amortisation	15	10
	510	468

Analysed as follows

	2005 €m	2004 €m
Banking operations		
Operational	255	245
Restructuring costs	11	-
Life and investment operations		
Administrative	186	171
Development expenditure	8	4
Other operations (includes corporate costs)	50	48
	510	468

10. Provision for impairment of loans and receivables

	2005 €m	2004 €m
At 1 January	46	43
Charged against income statement	12	10
Amounts written off	(6)	(7)
At 31 December	52	46
At 31 December		
Specific	32	29
Collective	20	17
	52	46

Notes to the 2005 EV basis financial information
Year ended 31 December 2005

11. Loans and receivables

	2005 €m	2004 €m
Residential mortgage loans	23,188	18,460
Commercial mortgage loans	1,415	1,249
Finance lease, instalment finance and term loans	1,617	1,381
	26,220	21,090
Money market funds	150	8
Deferred fees, discounts and fair value adjustments	155	164
	26,525	21,262
Inter-group loans and receivables	(185)	(129)
	26,340	21,133

12. Funds Under Management

	2005 €m	2004 €m
Funds managed on behalf of unit-linked policyholders	20,264	16,383
Funds managed on behalf of non-linked policyholders	2,379	2,587
	22,643	18,970
Off-balance sheet funds	3,791	2,370
	26,434	21,340

13. Earnings per share

As permitted under Irish Legislation the group's life assurance subsidiary holds shares in Irish Life & Permanent plc for the benefit of policyholders. Under accounting standards these are now required to be deducted from the total number of shares in issue when calculating EPS. In view of the fact that Irish Life & Permanent plc does not hold the shares for its own benefit, EPS based on a weighted average number of shares in issue is disclosed. The calculation is set out below:

	2005	2004
Weighted average ordinary shares in issue and ranking for dividend excluding own shares held for the benefit of life assurance policyholders	262,813,871	262,998,704
Weighted average ordinary shares held for the benefit of life assurance policyholders	7,524,588	6,614,727
Weighted average ordinary shares in issue and ranking for dividend including own shares held for the benefit of life assurance policyholders	270,338,459	269,613,431
Profit for the year	€475m	€427m
EPS including own shares held for the benefit of life assurance policyholders	175.7 cent	158.4 cent
Operating profit after tax for the year	€366m	€335m
Operating EPS including own shares held for the benefit of life assurance policyholders	135.4 cent	124.2 cent

14 Reconciliation of Shareholders equity on Statutory basis to EV basis

(a) As at 31 December 2005

	Net worth €m	VIF €m	Total €m
Statutory shareholders' equity excluding minority interest as at 31 December 2005	1,529	546	2,075
Change insurance shareholder value of in-force to post tax	89	(89)	-
Shareholder value of in-force on investment contracts	-	681	681
Changes in presentation of cost of FOGs	24	(24)	-
Deferred front end fees on investment contracts	153	-	153
Deferred acquisition costs on investment contracts	(176)	-	(176)
Restatement of investment liabilities to regulatory basis	(72)	-	(72)
Unwind own shares statutory adjustment	62	-	62
Change in the basis of deferred tax provisioning	7	(14)	(7)
Deferred tax on above adjustments	12	-	12
EV basis shareholders' equity excluding minority interest as at 31 December 2005	1,628	1,100	2,728

(b) As at 1 January 2005

	Net worth €m	VIF €m	Total €m
Statutory shareholders' equity excluding minority interest as at 1 January 2005	1,258	525	1,783
Change insurance shareholder value of in-force to post tax	96	(96)	-
Shareholder value of in-force on investment contracts	-	544	544
Changes in presentation of cost of FOGs	19	(19)	-
Deferred front end fees on investment contracts	196	-	196
Deferred acquisition costs on investment contracts	(176)	-	(176)
Restatement of investment liabilities to regulatory basis	(88)	-	(88)
Unwind own shares statutory adjustment	34	-	34
Change in the basis of deferred tax provisioning	44	(16)	28
Deferred tax on above adjustments	8	-	8
EV basis shareholders' equity excluding minority interest as at 1 January 2005	1,391	938	2,329

All of the above adjustments relate to the application of IFRS 4 including the tax implications with the exception of the own share adjustment. The own share adjustment reverses the mis-match which arises under IFRS where own shares held on behalf of policyholders are marked to market in policyholder liabilities but it is not permitted to mark to market the matching asset.

15. EV Assumptions

Principal economic assumptions

The assumed future pre-tax returns on fixed interest securities are set by reference to gross redemption yields available in the market at the end of the reporting period. The risk free rate of return used for the risk discount rate is based on the yield available for the effective duration of the future cash-flows underlying the PVIF. The corresponding return on equities and property is equal to the risk free rate assumption plus the appropriate risk premium. An asset mix based on the assets held at the valuation date within policyholder funds has been assumed within the projections.

	31 December 2005	31 December 2004	31 December 2003
Equity risk premium	**3.0%**	3.0%	3.0%
Property risk premium	**2.0%**	2.0%	2.0%
Risk free rate	**3.2%**	3.5%	4.2%
Non market risk margin	**2.1%**	2.1%	2.1%
Market risk margin	**1.2%**	1.1%	1.0%
Risk discount rate	**6.5%**	6.7%	7.3%
Investment return			
- Fixed interest	**2.5% - 3.6%**	2.5% - 4.2%	3.0% - 4.9%
- Equities	**6.2%**	6.5%	7.2%
- Property	**5.2%**	5.5%	6.2%
Expense inflation	**3.6%**	3.6%	4.0%

Other assumptions

The assumed future mortality and morbidity assumptions are based on published tables of rates, adjusted by analyses of recent operating experience. Persistency assumptions are set by reference to recent operating experience.

The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. No allowance has been made for future productivity improvements in the expense assumptions.

Projected tax has been determined assuming current tax legislation and rates. Deferred tax on the release of the retained surplus in the Life Business is allowed for in the PVIF calculations.

EV results are computed on a before and after tax basis.

Treatment of financial options and guarantees (FOGs)

The main options and guarantees for which FOG costs have been determined are

(a) Investment guarantees on certain unit-linked funds, where the unit returns to policyholders are smoothed subject to a minimum guaranteed return (in the majority of cases the minimum guaranteed change in unit price is 0%, usually representing a minimum return of the original premium). An additional management charge is levied on policyholders investing in these funds, compared to similar unit-linked funds without this investment guarantee. This extra charge is allowed for in calculating the time value of FOG cost;

(b) Guaranteed Annuity Rates on a small number of products;

(c) Return of Premium death guarantees on certain unit-linked single premium products;

(d) Guaranteed benefits for policies in the closed with-profit fund.

The main asset classes relating to products with options and guarantees are European and International equities, Property, and government bonds of various durations.

The Deloitte's TSM Streamline ***Market Consistent*** model is used to derive the cost of FOGs. The model is calibrated to the yield curve and to the market prices of equity options. Ten years of historical weekly data are used to derive the correlation between the returns of different asset classes.

The model uses the difference between two inverse Gaussian distributions to model the returns on each asset class. This allows the model to produce fat-tailed distributions, and provides a good fit to historical asset return distributions.

Statistics relating to the model used as at 31 December 2005 are set out in the following table:

	10-Year Return		20-Year Return	
	Mean[1]	**StDev**[2]	**Mean**	**StDev**
European Assets (euro)				
Bonds	3.4%	2.1%	3.7%	3.3%
Equities, Property	3.4%	21.7%	3.7%	22.8%
UK Assets (Sterling)				
Bonds	4.1%	2.6%	4.1%	5.8%
Equities	4.1%	19.8%	4.1%	22.2%

1. *The Market Consistent nature of the model means that that all asset classes earn the risk free rate. No value is added by investing in riskier assets with a higher expected rate of return. The Means quoted above reflect this.*

2. *Standard Deviations are calculated by accumulating a unit investment for n years in each simulation, taking the natural logarithm of the result, calculating the variance of this statistic, dividing by n and taking the square root. The results are comparable to implied volatilities quoted in investment markets.*

16. Sensitivity calculations

A number of sensitivities have been produced on alternative assumption sets to reflect the sensitivity of the continuing operations embedded value and the continuing operations new business contribution to changes in key assumptions. The details of each sensitivity are set out below:

- 1% variation in discount rate – a one percentage point increase/decrease in the risk margin has been assumed in each case (meaning a 1% increase in the risk margin at end 2005 would result in a 4.3% risk margin and a 7.5% risk discount rate).

- 1% increase in equity/property yields - a one percentage point increase in the equity/property assumed investment returns, excluding any related changes to risk discount rates or valuation bases, has been assumed (meaning a 1% increase in equity returns would increase assumed total equity returns from 6.2% to 7.2%).

- 10% variation in equity/property values - a ten percentage point increase/decrease in the market value of equity/property assets, including any related changes to valuation reserves and life shareholder net assets. Therefore this sensitivity includes the effect on the life net worth.

- 10% decrease in maintenance expenses, excluding any related changes to valuation expense bases and to potentially reviewable policy fees (meaning a 10% reduction on a base assumption of €10 per annum would result in a €9 per annum expense assumption).

- 10% improvement in assumed persistency rates, incorporating a 10% reduction in lapse, surrender and premium cessation assumptions (meaning a 10% reduction on a base assumption of 7% would result in a 6.3% lapse assumption).

- 5% decrease in both mortality and morbidity rates, excluding any related changes to valuation bases or potentially reviewable risk charging bases (meaning if base experienced mortality is 90% of a standard mortality table then for this sensitivity the assumption is set to 85.5% of the standard table).

The sensitivities allow for any material impact on the cost of financial options and guarantees caused by the changed assumption.

(a) Economic Assumptions

	As issued EV €m	1% higher risk discount rate €m	1% lower risk discount rate €m
Effect on embedded value at 31 December 2005	1,853	(98)	111
Effect on 2005 new business contribution	94	(17)	19

(b) Market Sensitivities – equity/property yields

	As issued EV €m	1% higher equity/ property yields €m
Effect on embedded value at 31 December 2005	1,853	48
Effect on 2005 new business contribution	94	6

(c) Market Sensitivities - equity/property values

	As issued EV €m	10% increase in equity/property values €m	10% increase in equity/property values €m
Effect on embedded value at 31 December 2005	1,853	81	(84)

(d) Operational Assumptions

	As issued EV €m	10% decrease in maintenance expenses €m	10% improvement in assumed persistency rates €m	5% decrease in mortality & morbidity rates €m
Effect on embedded value at 31 December 2005	1,853	40	57	14
Effect on 2005 new business contribution	94	6	11	2

Statutory Basis

Commentary on Statutory Results

As outlined in the basis of preparation note on page 29, the group has availed of the exemption granted by the IASB not to restate 2004 comparatives for IAS32, IAS39 and IFRS4. The statutory results for the year to 31 December 2004 do not therefore reflect the impact of applying these IFRS. These IFRS which cover insurance business and loans and advances have a fundamental impact on the results of the group as a result of which the 2004 statutory results are not directly comparable with 2005.

Statutory profits after tax on continuing activities for the year to 31 December 2005 are €352m, a reduction of 14% on the 2004 level of €413m.

The group has previously published pro-forma results which restated 2004 results assuming that IAS39 and IFRS4 had been implemented in 2004. These restatements are available on the group's website. To enable a more meaningful comparison between the 2005 to 2004 results, the pro-forma income statement has also been included in the 2005 accounts.

The EV information set out on pages 3 to 27 employs embedded value methodology for all of the group's insurance and investment business. The statutory results include embedded value for insurance contracts only. Banking and other businesses are accounted for under the same basis in both statutory and EV results.

On a pro-forma basis the statutory profit (after tax) on continuing activities for the year ended 2005 was €352m, a €4m uplift on the 2004 outcome of €348m. The 2005 outcome includes a charge of €28m in respect of the uplift in the value of shares held for the benefit of policyholders reflecting the increase in value of Irish Life & Permanent shares during 2005 which increases policyholder liabilities but under IFRS the corresponding increase in the asset cannot be recognised. The corresponding charge in 2004 was €6m. In addition the 2005 outcome includes a charge of €13m in respect of properties held within the life assurance fund to reflect increases in the value of properties occupied by the shareholder. Under IFRS the corresponding increase in the value of the assets is taken directly to reserves. Adjusting for these two items the underlying statutory profit (after tax on continuing operations) on a pro-forma basis increased by 11%.

The underlying growth in the statutory after tax profit on continuing operations reflects strong new business growth in both the banking and life businesses, combined with good growth in investment markets and tight cost control. In the bank total loan balances outstanding increased 24% to €26.2bln (2004: €21.1bln) with total new loans issued of €9.8bln (2004: €8.0bln). The principal driver of this growth was a 22% increase in residential mortgages outstanding in Ireland which grew to €17.8bln from €14.6bln in 2004. This growth in assets combined with growth of 27% in current account balances outstanding which increased to €2.2bln from €1.7bln was the principal reason for the 7% increase in net interest income which grew to €366m from €341m in 2004.

In the life business new business issued (including fund flows into ILIM) on an APE basis increased by 25% to €388m (2004: €310m). Gross inflows into ILIM were €1.3bln compared to €1.6bln in 2004. The strong growth in insurance new business is reflected in the 10% growth in premiums on insurance contracts which increased to €484m from €442m in 2004 and a change in shareholders' value of in-force business of €76m which was significantly ahead of 2004 (€28m). The growth experienced on the life business investment contracts served to depress the reported growth in statutory basis pro-forma profits due to the manner in which revenues and sales costs are treated under IFRS.

Administrative expenses increased 10% to €470m from €428m in 2004. The 2005 costs included €11m in restructuring changes in the bank, €8m development costs in the life business (2004: €4m) and the cost of employee share options of €6m (2004: €1m). Adjusting for these items the underlying level of cost growth was 5%.

Lastly the post-tax profits achieved in Allianz, a general insurance business in which the group has a 30% interest, were €54m, slightly down on the 2004 level of €56m.

Basis of Preparation

EU law requires that the consolidated financial statements of the group, for the year ended 31 December 2005, be prepared in accordance with International Financial Accounting Standards ("IFRS") as adopted by the EU.

IFRS 4 brings into force phase 1 of the International Accounting Standard Board's ("IASB") insurance accounting project. In view of the phased implementation of IFRS for insurance business, the group believes that shareholders will continue to place considerable reliance on embedded value information relating to the life assurance business. The statutory financial information includes insurance contracts written in the life assurance business based on embedded value earnings calculated using the EEV principles developed by the European CFO forum. The EV basis financial information on pages 3 to 27 extends these principles to investment contracts written in the life assurance business.

<u>2004 comparative basis</u>

The 2004 comparative financial information on pages 30 to 35 is prepared under the reporting basis for statutory comparatives under IFRS for the 2004 financial year. This basis reflects all standards with the exception of IAS 32, IAS 39 and IFRS 4 where transitional concessions have been permitted by the IASB. These concessions allow the group to continue to report comparatives for areas covered by these standards on a ROI GAAP basis for 2004 only including the reporting of life assurance operations in accordance with the EEV Principles issued in May 2004 by the European Chief Financial Officers' Forum. Life assurance operations were previously presented in accordance with the Association of British Insurers' paper of December 2001 'Supplementary Reporting for Long Term Insurance Business (The Achieved Profits Method). These transitional concessions include the accounting policies for loans and advances, debt securities, derivatives and life insurance.

In addition the comparative income statement and balance sheet figures have also been shown on a pro-forma basis to provide more meaningful comparative information by showing 2004 financial information including the impact on the financial information of the recognition and measurement principles of IAS 32, IAS 39 and IFRS 4, with the exception of the income statement impact of derivative hedge accounting where the necessary documentation was not in place prior to the standard being agreed in late 2004.

In preparing the 2004 comparative information the group has adjusted amounts previously reported in financial statements under ROI GAAP. The impact of the transition from ROI GAAP to IFRS at 31 December 2004 is set out and explained in the "Transition to IFRS - Restatement of 2004 Financial Information" document published on 21 July 2005. This document also sets out and explains the impact of the adoption of IAS 32, IAS 39 and IFRS 4 on shareholders equity at 1 January 2005.

<u>Estimates and assumptions</u>

Certain amounts recorded include estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates, demographic and other factors. Actual results may differ from the estimates made. Where estimates had been made under ROI GAAP, consistent estimates (after adjustments to reflect any difference in accounting policies) have been made on transition to IFRS. Judgements affecting the group's balance sheet have not been revisited with the benefit of hindsight.

Consolidated Income Statement - Statutory Basis
Year ended 31 December 2005

	2005	2004	
		Statutory	Pro-forma
	€m	€m	€m
Interest receivable	1,032	843	843
Interest payable	(666)	(502)	(502)
	366	341	341
Fees and commission income	63	60	60
Fees and commission expenses	(73)	(114)	(67)
Net trading income	(4)	6	6
Premiums on insurance contracts	484	3,557	442
Reinsurers share of premiums on insurance contracts	(159)	-	(138)
Investment return	3,527	1,701	1,694
Fees from investment contracts and fund management	218	15	167
Change in shareholders' value of in-force business	76	154	28
Profit on the sale of property and equipment	4	2	2
Other income	-	10	7
Operating income	**4,502**	**5,732**	**2,542**
Claims on insurance contracts	(383)	(1,234)	(375)
Reinsurers share of claims on insurance contracts	108	-	91
Change in insurance contract liabilities	(419)	(3,582)	(155)
Change in reinsurer's share of insurance contracts liabilities	231	-	122
Change in investment contract liabilities	(3,134)	-	(1,387)
Administrative expenses	(470)	(408)	(428)
Depreciation and amortisation			
Property and equipment	(25)	(30)	(30)
Intangible assets - software	(15)	(10)	(10)
Investment expenses	(16)	(10)	(10)
Impairment losses on loans and advances	(12)	(9)	(10)
Operating expenses	**(4,135)**	**(5,283)**	**(2,192)**
Operating profit	**367**	**449**	**350**
Share of operating profits of associated undertakings	54	56	56
Profit on the disposal of Irish Estates Management Limited	-	19	19
Profit before taxation on continuing activities	**421**	**524**	**425**
Taxation	(69)	(111)	(77)
Profit for the year on continuing activities	**352**	**413**	**348**
Profit from discontinued activities	1	8	7
Profit for the year	**353**	**421**	**355**
Attributable to			
Equityholders	353	419	353
Minority interest	-	2	2
	353	**421**	**355**
Earnings per share (basic)	Cent	Cent	Cent
Continuing activities	133.9	156.3	131.6
Discontinued activities	0.4	3.0	2.7
	134.3	159.3	134.3
Earnings per share (diluted)			
Continuing activities	132.9	155.3	130.8
Discontinued activities	0.4	3.0	2.6
	133.3	158.3	133.4

Consolidated Balance Sheet - Statutory Basis
As at 31 December 2005

	2005	2004	
		Statutory	Pro-forma
	€m	€m	€m
Assets			
Cash and balances with central banks	162	176	176
Items in course of collection	137	67	67
Financial Assets			
- Debt securities	8,530	8,371	8,388
- Equity shares	12,782	10,134	10,123
- Derivative assets	355	117	189
- Loans and receivables to customers	26,340	20,911	21,133
- Loans and receivables to banks	6,421	4,508	4,508
Investment properties	2,300	1,736	1,736
Reinsurance assets	2,023	1,444	1,738
Prepayments and accrued income	341	325	256
Interest in associated undertakings	167	136	136
Property and equipment	404	318	318
Shareholder value of -inforce business	546	1,144	525
Goodwill and other intangible assets	258	251	251
Deferred acquisition costs	182	-	182
Net post retirement benefit asset	71	66	66
Other assets	85	91	97
Total assets	**61,104**	**49,795**	**49,889**
Liabilities			
Financial liabilities			
- Deposits by banks	2,281	1,250	1,249
- Customer accounts	12,808	11,587	11,597
- Debt securities in issue	15,226	10,928	10,879
- Non-recourse funding	2,232	2,193	2,193
- Derivative liabilities	221	2	131
- Investment contract liabilities	19,798	-	15,860
Insurance contract liabilities	4,082	19,803	4,148
Outstanding insurance and investment claims	110	115	115
Accruals and deferred income	167	240	240
Other liabilities	203	168	169
Current tax liabilities	34	44	44
Deferred tax liabilities	157	212	147
Net post retirement benefit liability	158	172	172
Deferred front end fees	159	-	203
Subordinated liabilities	1,385	934	951
	59,021	**47,648**	**48,098**
Equity			
Share capital	87	86	86
Share premium	74	52	52
Profit and loss account	673	344	472
Non-distributable reserves	1,038	1,529	1,048
Other reserves	203	125	125
Equity excluding minority interest	**2,075**	**2,136**	**1,783**
Minority interest	8	11	8
Total equity including minority interest	**2,083**	**2,147**	**1,791**
Total liabilities and equity	**61,104**	**49,795**	**49,889**

Consolidated Statement of Recognised Income and Expense - Statutory Basis
Year ended 31 December 2005

	Notes	2005 €m	2004 €m
Revaluation of property & equipment		86	4
Deferred Tax		(12)	-
Net amount recognised directly in equity		74	4
Profit for the year		353	421
Total recognised income and expense for the year		427	425
Transition adjustment at 1 January 2005 arising from IAS 32, IAS 39 and IFRS 4	2	(356)	-
Total recognised income and expense for the period including transition adjustment		71	425
Attributable to :			
Equityholders		74	423
Minority interest		(3)	2
Total recognised income and expense for the period including transition adjustment		71	425

Consolidated Condensed Statutory Cashflow Statement
Year ended 31 December 2005

	2005 €m	2004 €m
Net cashflow (outflow) / inflow from operating activities	(323)	345
Investing activities		
Purchase of property and equipment	(35)	(27)
Sale of property and equipment	15	11
Purchase of intangible assets	(24)	(38)
Sale of Irish Estates Management Limited	-	21
Sale of City of Westminster Assurance Company Limited	63	-
Dividends received from associated undertaking	23	16
	42	**(17)**
Financing activities		
Issue of ordinary share capital	23	1
Issue of new subordinated liabilities	392	144
Interest paid on subordinated liabilities	(48)	(41)
Equity dividends paid	(152)	(142)
	215	**(38)**
Tax paid	(74)	(88)
(Decrease) / increase in cash	**(140)**	**202**

Analysis of changes in cash and cash equivalents

	2005 €m	2004 €m
Cash and cash equivalents at 1 January	694	492
Net cashflow before the effect of exchange translation adjustments	(140)	202
Effect of exchange translation adjustments	1	-
Cash and cash equivalents at 31 December	556	694

Notes to the Preliminary Announcement – Statutory Basis
Year ended 31 December 2005

1. Amendments to previously published 2004 restatements

The group published preliminary 2004 IFRS restatements in July 2005. These restatements were subject to change because of the possibility of subsequent revision or changes to the standards or the guidance on their application. In particular the calculation and presentation of taxation for life assurance business remained under discussion by the industry. These discussions have given rise to a different interpretation creating a change in the 2004 restatements, the net impact of the change is as follows:

	Statutory		Pro-forma	
	As previously Published	Revised	As previously published	Revised
	€m	€m	€m	€m
Profit for the year	395	421	355	355
Equity at end of year	2,179	2,147	1,837	1,791

2. Reconciliation of Opening Shareholders Equity

As outlined in the basis of preparation note the group adopted IAS 32, IAS 39 and IFRS 4 with effect from 1 January 2005. The impact of opening shareholders equity of these changes is as follows

	€m
Shareholders' equity at 31 December 2004	2,136
IAS 39	
Impairment provisions	50
Effective yield	77
Fair value adjustments	3
IFRS 4	
Deferred acquisition costs	182
Deferred front end fees	(203)
Shareholders' value of in-force business	(619)
Other reserve changes	67
Deferred Tax	87
Minority share of IFRS adjustments	3
Shareholders' equity at 1 January 2005	1,783

3. Discontinued Activities

On 2 June 2005 the group disposed of its UK life assurance subsidiary City of Westminster Assurance Company Limited. The proceeds net of costs were €63m, the profit after tax for the period up to the date of disposal was €3m, the loss on disposal was €2m.

4. Earnings per share

	2005	2004 Statutory	Pro-forma
(a) Basic EPS			
Weighted average ordinary shares in issue and ranking for dividend	262,813,871	262,998,704	262,998,704
Profit for the year attributable to equityholders			
Continuing operations	€352m	€411m	€346m
Discontinued operations	€1m	€8m	€7m
Total	€353m	€419m	€353m
EPS (Cent)			
Continuing operations	133.9	156.3	131.6
Discontinued operations	0.4	3.0	2.7
Total	134.3	159.3	134.3
(b) Fully diluted EPS			
Weighted average of potential dilutive ordinary shares arising from the group's share option schemes	2,071,187	1,597,711	1,597,711
Weighted average number of ordinary shares used in the calculation of fully diluted EPS	264,885,058	264,596,415	264,596,415
Fully diluted EPS (Cent)			
Continuing operations	132.9	155.3	130.8
Discontinued operations	0.4	3.0	2.6
Total	133.3	158.3	133.4

5. The financial information contained within the preliminary announcement does not constitute the group's statutory accounts for the year ended 31 December 2005. The statutory accounts for 2005 will be finalised on the basis of the financial information presented by the directors in the preliminary announcement and together with the auditors' report thereon will be delivered to the Register of Companies following the company's annual general meeting

RNS Number:1095A
Irish Life & Permanent PLC
21 March 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) entered into the issuer's register in accordance with section 59 of the Companies Act 1990;
- DR 3.1.4R(1).

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

This notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules & DR 3.1.4R(1)

and

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
DENIS CASEY

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them;

PERSON NAMED IN 3 ABOVE	15,523 SHARES
GOODBODY TRUSTEES LIMITED	3,160 SHARES
ALIBANK NOMINEES LIMITED	35,000 SHARES

8 State the nature of the transaction
SALE

9. Number of shares, debentures or financial instruments relating to shares acquired
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
50,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.018%

13. Price per share or value of transaction
SALE - 50,000 @ €18.80 per share

14. Date and place of transaction
Irish Stock Exchange, Dublin 2

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
53,683 - BENEFICIAL 0.02%

16. Date issuer informed of transaction
20 March 2006

If a director has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of shares or debentures over which options held following notification - 147,343
23. Any additional information
NONE

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification
21/03/2006

END

END

RECEIVED

RNS Number:4628A
Irish Life & Permanent PLC
27 March 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:

(i)a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or

(iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES AND DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities.
DONAL CASEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED 3,160 SHARES

DONAL CASEY 22,198 SHARES
DONAL CASEY & SUZANNE CASEY 3,590 SHARES

8 State the nature of the transaction
PURCHASE - EXERCISE OF SHARE OPTION

9. Number of shares, debentures or financial instruments relating to shares acquired
15,212

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.005%

11. Number of shares, debentures or financial instruments relating to shares disposed
NONE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
PURCHASE 15,212 @ €12.196 per share

14. Date and place of transaction
PURCHASE 27/03/2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
28,948 - BENEFICIAL 0.011%

16. Date issuer informed of transaction
27/03/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 144,750

23. Any additional information
NONE

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification

RNS Number:4627A
Irish Life & Permanent PLC
27 March 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

This notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R (1)(a)
and

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
   David Went

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED	3,161 SHARES
AURUM NOMINEES LIMITED 333276 ACCT	230,541 SHARES
AURUM NOMINEES LIMITED 333309 ACCT	12,716 SHARES

8 State the nature of the transaction
  PURCHASE - EXERCISE OF A SHARE OPTION

9. Number of shares, debentures or financial instruments relating to shares acquired
20,549

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.007

11. Number of shares, debentures or financial instruments relating to shares disposed
NONE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
PURCHASE - 20,549 @ €9.20 per share

14. Date and place of transaction
27th March 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
246,418 - BENEFICIAL 0.09%

16. Date issuer informed of transaction
27 March 2006

If a director has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 224,764

23. Any additional information
NONE

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification

CIARAN LONG - GROUP SECRETARY

Date of notification 27/03/2006

END

END

RNS Number:7867A
Irish Life & Permanent PLC
31 March 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

2. This notification relates to:

   (i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

   and

   (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
   David Went

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

•GOODBODY TRUSTEES LIMITED	3,161 SHARES
•AURUM NOMINEES LIMITED 333276 ACCT	230,541 SHARES
•AURUM NOMINEES LIMITED 333309 ACCT	12,716 SHARES

8 State the nature of the transaction

- PURCHASE - EXERCISE OF A SHARE OPTION

* SALE

9. Number of shares, debentures or financial instruments relating to shares acquired
   35,295

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
    0.013%

11. Number of shares, debentures or financial instruments relating to shares disposed
    35,295

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
    0.013%

13. Price per share or value of transaction

    * PURCHASE 35,295 @ €13.85 per share
    * SALE 35,295 @ €19.75 per share

14. Date and place of transaction

    PURCHASE: 31 March 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1
    SALE: 31 March 2006 - Irish Stock Exchange, Dublin 2.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
    246,418 - BENEFICIAL 0.09%

16. Date issuer informed of transaction
    31 March 2006

If a director has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 189,469

23. Any additional information
    NONE

24. Name of contact and telephone number for queries
    CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification

CIARAN LONG - GROUP SECRETARY

Date of notification 31/03/2006

END

Close Window >

RNS Number:9275A
Irish Life & Permanent PLC
04 April 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

IRISH LIFE & PERMANENT PLC

State whether the notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES AND DR 3.1.4R(1)(a);

3. Name of person discharging managerial responsibilities.
DAVID MCCARTHY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of

shares held by each of them

GOODBODY TRUSTEES LIMITED	2,837 SHARES
DAVID MCCARTHY	25,522 SHARES
SCOTI COMPANY LIMITED	1,764 SHARES

8. State the nature of the transaction

   SALE

9. Number of shares, debentures or financial instruments relating to shares acquired

   N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

    22,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    0.008%

13. Price per share or value of transaction

    SALE - 22,000 @ €19.80 per share

14. Date and place of transaction

    SALE 31/03/2006, Irish Stock Exchange, Dublin 2

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    30,123 - BENEFICIAL 0.01%

16. Date issuer informed of transaction

    4th April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes - No

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 171,007

23. Any additional information

NONE

24. Name of contact and telephone number for queries

CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification

CIARAN LONG - GROUP SECRETARY

Date of notification 4th April 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close Window

RECEIVED
2007 FEB 27 A 9:14

RNS Number:3886B
Irish Life & Permanent PLC
11 April 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

State whether the notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES AND DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities.
BRENDAN HEALY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE	5,071 SHARES
GOODBODY TRUSTEES LIMITED	2,833 SHARES

8 State the nature of the transaction

PURCHASE - EXERCISE OF SHARE OPTION
SALE

9. Number of shares, debentures or financial instruments relating to shares acquired
17,065

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.006%

11. Number of shares, debentures or financial instruments relating to shares disposed
17,065

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.006%

13. Price per share or value of transaction

PURCHASE: 4,276 @ €14.85 per share
12,789 @ €13.85 per share

SALE: 17,065 @ €19.90487 per share

14. Date and place of transaction

PURCHASE: 10/04/2006 - Irish Life Centre, Lower Abbey Street, Dublin 1
SALE: 10/04/2006 - Irish Stock Exchange, Dublin 2

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
7,904 - BENEFICIAL 0.003%

16. Date issuer informed of transaction
10/04/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification: 29,784

23. Any additional information
NONE

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification

11/04/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close Window

Company name **Irish Life&Permanent**
Headline **Director/PDMR Shareholding**

RNS Number:4634B
Irish Life & Permanent PLC
12 April 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

2. This notification relates to:
   (i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

   and
   ===

   (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
   DENIS CASEY

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE	17,195 SHARES
GOODBODY TRUSTEES LIMITED	3,160 SHARES
ALIBANK NOMINEES LIMITED	35,000 SHARES

8 State the nature of the transaction
PURCHASE - EXERCISE OF A SHARE OPTION

9. Number of shares, debentures or financial instruments relating to shares acquired
1,672

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0006%

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
PURCHASE- 1,672 @ €12.77 per share

14. Date and place of transaction
11TH April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
55,355 - BENEFICIAL 0.02%

16. Date issuer informed of transaction
12th April 2006

If a director has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of shares or debentures over which options held following notification - 145,671

23. Any additional information
NONE

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification
12th April 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES AND DR 3.1.4R(1)(a);

3. Name of person discharging managerial responsibilities.
NIALL SAUL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE	4,741 SHARES
GOODBODY TRUSTEES LIMITED	2,689 SHARES

8 State the nature of the transaction
PURCHASE - EXERCISE OF SHARE OPTION

9. Number of shares, debentures or financial instruments relating to shares acquired
735

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0002%

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
    0.0002%

13. Price per share or value of transaction
    PURCHASE - 735 @ €12.77 per share

14. Date and place of transaction
    PURCHASE: 11/04/2006 - Irish Life Centre, Lower Abbey Strete, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
    7,430 - BENEFICIAL 0.003%

16. Date issuer informed of transaction
    12/04/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of shares or debentures over which options held following notification: 97,487

23. Any additional information
    NONE

24. Name of contact and telephone number for queries
    CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 12/04/2006

END

Close Window

Company name **Irish Life&Permanent**
Headline **Website Posting**

RNS Number:5900B
Irish Life & Permanent PLC
18 April 2006

Irish Life & Permanent plc
18 April 2006

RE: - Annual Report & Financial Statements 2005

- Notice of Annual General Meeting 2006
- Shareholder Review 2005

Irish Life & Permanent plc is pleased to announce that a full copy of the company's Annual Report & Financial Statements 2005, Shareholder Review 2005 and Notice of this year's AGM are now available on the Irish Life & Permanent group website www.irishlifepermanent.ie

The Annual Report and Financial Statements 2005 will be posted to shareholders on Thursday 20th April 2006 along with the Shareholder Review 2005 - a new report to give our shareholders a better understanding of the company and its activities.

END

Close Window

RNS Number:8955B
Irish Life & Permanent PLC
24 April 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. This notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

and

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
David Went

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED	1,819 SHARES
AURUM NOMINEES LIMITED 333276 ACCT	241,883 SHARES
AURUM NOMINEES LIMITED 333309 ACCT	12,716 SHARES

8 State the nature of the transaction

- PURCHASE - EXERCISE OF A SHARE OPTION

* SALE

9. Number of shares, debentures or financial instruments relating to shares acquired
   34,965

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
    0.013%

11. Number of shares, debentures or financial instruments relating to shares disposed
    24,965

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
    0.009%

13. Price per share or value of transaction

    PURCHASE 34,965 @ €10.90 per share
    SALE 24,965 @ €19.80 per share

14. Date and place of transaction

    PURCHASE: 21 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1
    SALE: 21 April 2006 - Irish Stock Exchange, Dublin 2.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
    256,418 - BENEFICIAL 0.09%

16. Date issuer informed of transaction
    21 APRIL 2006

If a director has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 154,504

23. Any additional information
    NONE

24. Name of contact and telephone number for queries
    CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 24 APRIL 2006.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

2 State whether the notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(II) A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 53 (AS EXTENDED BY SECTION 64 OF THE COMPANIES ACT 1990) OR ENTERED INTO THE ISSUER'S REGISTER IN ACCORDANCE WITH SECTION 59 OF THE COMPANIES ACT 1990;

3. Name of Secretary
   CIARAN LONG

4. State whether notification relates to a person connected with the Secretary named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE	12,542 SHARES	
GOODBODY TRUSTEES LIMITED	1,818 SHARES	
TSB ESOP TRUSTEES LTD	3,755,594 SHARES	(NON-BENEFICIAL INTEREST)

8 State the nature of the transaction

- PURCHASE - EXERCISE OF A SHARE OPTION

9. Number of shares, debentures or financial instruments relating to shares acquired
   1,672

10. Percentage of issued class acquired (treasury shares of that class should

not be taken into account when calculating percentage)
0.0006%

11. Number of shares, debentures or financial instruments relating to shares disposed
    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
    N/A

13. Price per share or value of transaction
    PURCHASE 1,672@ €12.77 per share

14. Date and place of transaction
    PURCHASE: 21 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    14,360 BENEFICIAL 0.005%
    3,755,594 NON-BENEFICIAL 1.378%

16. Date issuer informed of transaction
    21 APRIL 2006

If a Secretary has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 62,792

23. Any additional information
    NONE

24. Name of contact and telephone number for queries
    CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
DAVID WENT - GROUP CHIEF EXECUTIVE

Date of notification 24 APRIL 2006.

END

Close Window

Company name **Irish Life&Permanent**
Headline **Director/PDMR Shareholding**

RNS Number:1352C
Irish Life & Permanent PLC
27 April 2006

Note that there are 10 Notifications detailed below:

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

2. This notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

and

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
   David Went

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED 2,460 SHARES
AURUM NOMINEES LIMITED 333276 ACCT 241,883 SHARES
AURUM NOMINEES LIMITED 333309 ACCT 12,716 SHARES

8 State the nature of the transaction

- ACQUISITION - PROFIT SHARING APPROPRIATION

9. Number of shares, debentures or financial instruments relating to shares acquired
641

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction

641 @ €19.80 per share

14. Date and place of transaction

26 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
257,059 - BENEFICIAL 0.09%

16. Date issuer informed of transaction
26 APRIL 2006

If a director has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 154,504

23. Any additional information
NONE

24. Name of contact and telephone number for queries

CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 27 APRIL 2006.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

2 State whether the notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(II) A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 53 (AS EXTENDED BY SECTION 64 OF THE COMPANIES ACT 1990) OR ENTERED INTO THE ISSUER'S REGISTER IN ACCORDANCE WITH SECTION 59 OF THE COMPANIES ACT 1990;

3. Name of Secretary
   CIARAN LONG

4. State whether notification relates to a person connected with the Secretary named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of

shares held by each of them

PERSON NAMED IN 3 ABOVE 12,542 SHARES
GOODBODY TRUSTEES LIMITED 2,459 SHARES
TSB ESOP TRUSTEES LTD 3,106,857 SHARES (NON-BENEFICIAL INTEREST)

8 State the nature of the transaction

- ACQUISITION - PROFIT SHARING APPROPRIATION

9. Number of shares, debentures or financial instruments relating to shares acquired
641

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
641 @ €19.80 per share

14. Date and place of transaction
26 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,001 BENEFICIAL 0.005%
3,106,857 NON-BENEFICIAL 1.378%

16. Date issuer informed of transaction
26 APRIL 2006

If a Secretary has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 62,792

23. Any additional information
NONE

24. Name of contact and telephone number for queries

CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification

Ciaran Long - Group Secretary

Date of notification 27 APRIL 2006.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

2. This notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

and

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
   Denis Casey

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE	18,536	SHARES
GOODBODY TRUSTEES LIMITED	2,460	SHARES
ALIBANK NOMINEES LIMITED	35,000	SHARES

8 State the nature of the transaction

- ACQUISITION - PROFIT SHARING APPROPRIATION

9. Number of shares, debentures or financial instruments relating to shares acquired
641

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction

641 @ €19.80 per share

14. Date and place of transaction

26 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
55,996 - BENEFICIAL 0.02%

16. Date issuer informed of transaction
26 APRIL 2006

If a director has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 145,671

23. Any additional information
NONE

24. Name of contact and telephone number for queries

CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 27 APRIL 2006.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. This notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

and

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
KEVIN MURPHY

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE	133,768 SHARES
GOODBODY TRUSTEES LIMITED	2,460 SHARES

8 State the nature of the transaction

• ACQUISITION - PROFIT SHARING APPROPRIATION

9. Number of shares, debentures or financial instruments relating to shares acquired
641

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction

641 @ €19.80 per share

14. Date and place of transaction

26 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
136,228 - BENEFICIAL 0.05%

16. Date issuer informed of transaction
26 APRIL 2006

If a director has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 128,392

23. Any additional information
NONE

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 27 APRIL 2006.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)
(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES AND DR 3.1.4R(1)(a);

3. Name of PDMR
   Bruce Maxwell

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED	2,456 SHARES
PERSON NAMED IN 3 ABOVE	14,456 SHARES

8 State the nature of the transaction

- ACQUISITION - PROFIT SHARING APPROPRIATION

9. Number of shares, debentures or financial instruments relating to shares acquired
   641

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
    0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed
    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
    N/A

13. Price per share or value of transaction

    641 @ €19.80 per share

14. Date and place of transaction

    26 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
    16,912 - BENEFICIAL 0.006%

16. Date issuer informed of transaction
    26 APRIL 2006

If a PDMR has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 99,143

23. Any additional information
    NONE

24. Name of contact and telephone number for queries
    CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification

CIARAN LONG - GROUP SECRETARY

Date of notification 27 APRIL 2006.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)
(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES AND DR 3.1.4R(1)(a);

3. Name of PDMR
   HILARY FLOOD

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED	2,459 SHARES
PERSON NAMED IN 3 ABOVE	2,982 SHARES

8 State the nature of the transaction

- ACQUISITION - PROFIT SHARING APPROPRIATION

9. Number of shares, debentures or financial instruments relating to shares acquired
   641

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
    0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed
    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
    N/A

13. Price per share or value of transaction

    641 @ €19.80 per share

14. Date and place of transaction

    26 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
    5,441 - BENEFICIAL 0.003%

16. Date issuer informed of transaction
    26 APRIL 2006

If a PDMR has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 63,750

23. Any additional information
    NONE

24. Name of contact and telephone number for queries
    CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 27 APRIL 2006.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)
(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES AND DR 3.1.4R(1)(a);

3. Name of PDMR
   GERRY KEENAN

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED	2,458 SHARES
PERSON NAMED IN 3 ABOVE	1,838 SHARES

8 State the nature of the transaction

- ACQUISITION - PROFIT SHARING APPROPRIATION

9. Number of shares, debentures or financial instruments relating to shares

acquired
640

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction

640 @ €19.80 per share

14. Date and place of transaction

26 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
4,296 - BENEFICIAL 0.001%

16. Date issuer informed of transaction
26 APRIL 2006

If a PDMR has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 43,950

23. Any additional information
NONE

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 27 APRIL 2006.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)
(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES AND DR 3.1.4R(1)(a);

3. Name of PDMR
   DONAL CASEY

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED	2,460 SHARES
DONAL CASEY	23,539 SHARES
DONAL CASEY & SUZANNE CASEY	3,590 SHARES

8 State the nature of the transaction

- ACQUISITION - PROFIT SHARING APPROPRIATION

9. Number of shares, debentures or financial instruments relating to shares

acquired
641

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
    0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed
    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
    N/A

13. Price per share or value of transaction

    641 @ €19.80 per share

14. Date and place of transaction

    26 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
    29,589 - BENEFICIAL 0.01%

16. Date issuer informed of transaction
    26 APRIL 2006

If a PDMR has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 144,750

23. Any additional information
    NONE

24. Name of contact and telephone number for queries
    CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 27 APRIL 2006.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)
(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES AND DR 3.1.4R(1)(a);

3. Name of PDMR
   NIALL SAUL

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE	5,790 SHARES
GOODBODY TRUSTEES LIMITED	2,281 SHARES

8 State the nature of the transaction

- ACQUISITION - PROFIT SHARING APPROPRIATION

9. Number of shares, debentures or financial instruments relating to shares acquired
   641

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
    0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed
    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
    N/A

13. Price per share or value of transaction

    641 @ €19.80 per share

14. Date and place of transaction

    26 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
    8,071 - BENEFICIAL 0.003%

16. Date issuer informed of transaction
    26 APRIL 2006

If a PDMR has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 97,487

23. Any additional information
    NONE

24. Name of contact and telephone number for queries
    CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 27 APRIL 2006.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2 State whether the notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(II) A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 53 (AS EXTENDED BY SECTION 64 OF THE COMPANIES ACT 1990) OR ENTERED INTO THE ISSUER'S REGISTER IN ACCORDANCE WITH SECTION 59 OF THE COMPANIES ACT 1990;

3. Name of Secretary
CIARAN LONG

4. State whether notification relates to a person connected with the Secretary named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
NON BENEFICIAL INTEREST - VOTING RIGHTS AS A DIRECTOR OF THE ESOT TRUSTEE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE	12,542	SHARES
GOODBODY TRUSTEES LIMITED	2,459	SHARES
TSB ESOP TRUSTEES LTD	3,106,857	SHARES (NON-BENEFICIAL INTEREST)

8 State the nature of the transaction

- Disposal - Transfer of shares to TSB Approved Profit Sharing Scheme

9. Number of shares, debentures or financial instruments relating to shares

acquired
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed
648,737 (Non-Beneficial)

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.23%

13. Price per share or value of transaction

648,737 @ €20.625 per share (Non Beneficial)

14. Date and place of transaction
26 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,001 BENEFICIAL 0.005%
3,106,857 NON-BENEFICIAL 1.13%

16. Date issuer informed of transaction
26 APRIL 2006

If a Secretary has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 62,792

23. Any additional information
NONE

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification

Ciaran Long - Group Secretary

Date of notification 27 APRIL 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close Window >

Company name **Irish Life&Permanent**
Headline **Holding(s) in Company**

RECEIVED

RNS Number:1334C
Irish Life & Permanent PLC
27 April 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

   Irish Life & Permanent plc

2. Name of shareholder having a major Interest in shares.
   Bank of Ireland Asset Management Ltd on behalf of a range of companies who, as registered holders only, hold shares on behalf of a range of clients each of whom are the beneficial owner of a portion of the shareholding.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder it is a holding of that person's spouse or children under the age of 18.
   Not Stated

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

Bank of Ireland Nominees Limited	16,034,107
BNY Custodial Nominees Ltd	127,130
Mellon Nominees Limited	17,796
Nortrust Nominees Ltd	1,295,670

5. Number of shares/amount of stock acquired. N/A

6. Percentage of issued class. N/A

7. Number of shares/amount of stock disposed. Not Stated

8. Percentage of issued class. Not Stated

9. Class of security. Ordinary €0.32 shares

10. Date of transaction. 25 April 2006

11. Date Company informed. 26 April 2006

12. Total holding following this notification. 17,474,703

13. Total Percentage holding of issued class following this notification. 6.41%

14. Any additional information. None

15. Name of contact and telephone number for queries. Conor Ryan 353 (0)1 8563

16. Name of authorised company official responsible for making this notification. Ciaran Long - Group Secr

17. Date of notification: 27 APRIL 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close Window

Company name **Irish Life&Permanent**
Headline **Director/PDMR Shareholding**

RNS Number:2031C
Irish Life & Permanent PLC
28 April 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)
(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES AND DR 3.1.4R(1)(a);

3. Name of PDMR
HILARY FLOOD

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED 2,459 SHARES
PERSON NAMED IN 3 ABOVE 2,982 SHARES

8 State the nature of the transaction

- PURCHASE - EXERCISE OF A SHARE OPTION

•SALE

9. Number of shares, debentures or financial instruments relating to shares acquired
27,544

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed
27,544

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.01%

13. Price per share or value of transaction

PURCHASE 16,502 @ €13.85 per share
PURCHASE 11,042 @ €9.20 per share
SALE 27,544 @ €20.0045 per share

14. Date and place of transaction

PURCHASE - 27 April 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1
SALE - 27 April 2006 - Irish Stock Exchange, Dublin 2

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
5,441 - BENEFICIAL 0.003%

16. Date issuer informed of transaction
27 APRIL 2006

If a PDMR has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 36,206

23. Any additional information
NONE

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 28 APRIL 2006.

END

Close Window

Company name **Irish Life&Permanent**
Headline **Director/PDMR Shareholding**

RNS Number:0487D
Irish Life & Permanent PLC
16 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)(a)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)
(ii)a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES AND DR 3.1.4R(1)(a);

3. Name of PDMR
Bruce Maxwell

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED 2,456 SHARES
PERSON NAMED IN 3 ABOVE 14,456 SHARES

8 State the nature of the transaction

- PURCHASE - EXERCISE OF A SHARE OPTION

•SALE

9. Number of shares, debentures or financial instruments relating to shares acquired
54,538

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.02%

11. Number of shares, debentures or financial instruments relating to shares disposed
54,538

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.02%

13. Price per share or value of transaction

Purchase	10,876 @ €9.675 per share
	10,226 @ €14.85 per share
	14,802 @ €10.90 per share
	18,634 @ €9.20 per share
Sale	54,538 @ €19.70 per share

14. Date and place of transaction

Purchase 15 May 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1
Sale 15 May 2006 - Irish Stock Exchange, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
16,912 - BENEFICIAL 0.006%

16. Date issuer informed of transaction
15 May 2006

If a PDMR has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification - 44,605

23. Any additional information
NONE

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 16 May 2006

END

Close Window

Company name **Irish Life&Permanent**
Headline **Director/PDMR Shareholding**

RECEIVED

RNS Number:6100D
Irish Life & Permanent PLC
25 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.
- DR 3.1.4R(1)

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2 State whether the notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(II) A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 53 (AS EXTENDED BY SECTION 64 OF THE COMPANIES ACT 1990) OR ENTERED INTO THE ISSUER'S REGISTER IN ACCORDANCE WITH SECTION 59 OF THE COMPANIES ACT 1990;

3. Name of Director
Danuta Gray

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
PERSON NAMED IN 3 ABOVE 2,900

8 State the nature of the transaction
PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired
1,300

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0005%

11. Number of shares, debentures or financial instruments relating to shares disposed
NONE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
PURCHASE - 1,300 SHARES @ €18.80 PER SHARE

14. Date and place of transaction
25TH May - Irish Stock Exchange - Dublin 2

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
2,900 - BENEFICIAL 0.001%

16. Date issuer informed of transaction
25 MAY 2006

If a director has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of shares or debentures over which options held following notification - None

23. Any additional information
NONE

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 25 MAY 2006

END

Company name **Irish Life&Permanent**
Headline **Pre-close Trading Statement**

RNS Number:0633F
Irish Life & Permanent PLC
23 June 2006

Irish Life & Permanent plc
Pre-close Trading Statement June 2006

Irish Life & Permanent plc issued the following trading statement ahead of its closed period for the 6 months to June 30th 2006.

Overview

The environment in which the group is operating continues to be positive as the Irish economy is performing strongly with rapid employment growth and rising incomes underpinning strong domestic demand. As yet there has been little direct impact from maturing SSIA policies and savings accounts.

Our banking business is enjoying exceptional growth with new lending significantly ahead of, and new current account opening exceeding, last year's record levels.

Equally our life assurance business has seen a very strong first half trading with investment bond, protection and pension sales significantly ahead of the prior year.

This volume growth - with improved life margins and, as expected, reduced banking margins - is on target to deliver strong operating earnings growth for the period.

Sales

Banking Business

Gross new lending for the group for the first six months of 2006 is expected to increase by almost 50% over the first half of 2005 with the total loan book growth comfortably in excess of 25% year on year.

The main driver of this growth is new residential mortgages in Ireland which is expected to record over €4bn of new lending in the first six months (2005: €2.5bn), well ahead of market growth. Both consumer and commercial lending are also experiencing strong demand with combined new lending of over €1bn, up over 50%. New lending at Capital Home Loans, the group's UK mortgage company, is also expected to be over €1bn, just ahead of the first six months of 2005.

A major focus of the bank in the first half has been the acquisition of new customers through our competitive current / checking account offering. We expect to have opened over 30,000 of our new current accounts in the first six months, notwithstanding the competitive response in the market. Current account balances are expected to show high teens growth year on year.

Life Business

Life sales in Ireland (excluding investment sales by ILIM) are expected to grow by circa 30% for the half year.

The Retail Life division sales are running strongly ahead - 30% plus - buoyed by

sales of investment bonds - particularly property bonds - and protection business related to mortgages. The Corporate Life division is expected to deliver first half sales growth of over 25% reflecting strong growth in existing schemes from expanding employment and wage growth as well as new business gains.

Institutional inflows into ILIM, the group's fund management business, are expected to exceed €1bn for the first six months - 40% up on the prior year.

Earnings

Banking Business

Bank revenues are expected to show mid-teens growth in the first six months on the back of the growth in net interest income and an improved treasury result compared to the first half of 2005.

With regard to the net interest margin, the significantly higher new business levels which required higher levels of wholesale funding, coupled with basis risk within the bank as interest rates have trended upwards, combined to produce an expected margin for the full year which may be some 2 to 3 basis points behind our initial guidance of 117 bps for 2006. Much of the contraction in margins from the 2005 full year level of 129 bps will come through in the first six months. Despite this net interest income growth for the full year is expected to be in double digit percentage over 2005 levels.

Cost growth is running circa 6% and the level of impairment provisions is expected to be broadly in line with the prior year as credit quality remains excellent.

These trends leave us on course for mid-twenties percent growth in bank operating profit for the full year.

Life Business

We expect to report very strong growth in our new business earnings for the first half due to higher volumes and improved margins. The life margin (excluding ILIM) for the first six months is expected to be slightly ahead of the upper end of our guidance of 19 to 20 % principally due to a favourable product mix. The full year margin we expect to come back in line with guidance as lower margin products compete to attract SSIA monies.

The contribution from the existing book of life business should be broadly in line with previous guidance.

These trends should translate into strong life operating profit growth in the first half moderating to low teens growth for the year as a whole.

The two "below the line" items impacting the life business embedded value are the effect of investment market movements on future fee income and on asset values and the impact of interest rate changes on the risk discount rate and economic assumptions. As of this week the pre-tax investment impact ("short term investment fluctuations") was broadly neutral while the effect of an increase of circa 70 basis points in medium term interest rates since the year end would result in a negative of €20m to €25m pre-tax in the half year embedded value.

Associated Business

Allianz (Ireland), which carries on non-life insurance and in which the group has a 30% interest, is expected to achieve earnings for the half year within the range previously guided.

Outlook

The strength of the economy in general and the labour and the housing markets in particular are positive for both our banking and life businesses, as is the impact of maturing SSIA funds.

We are optimistic for the outcome for the year as a whole but would expect some slowdown in the rate of growth in the second half of the year given the exceptionally strong comparative performance in the second half of 2005.

We are very satisfied with the progress made year to date and are on course to meet our targets for the full year.

Details of today's analyst conference call on this pre-close trading statement are set out below together with company contact details.

Analyst Conference Call

David Went, Group Chief Executive and Peter Fitzpatrick, Group Finance Director will host a conference call for analysts at 12.00 BST on Friday 23rd June 2006.

To join the conference call, please dial in to the relevant number below 5 minutes before and ask for the Irish Life & Permanent Call
Irish participant number (01) 655 0185
UK participant number (0) 20 7365 1832
US participant number 718 354 1157
Other participants +353 1 655 0185

Call Replay Facility

An instant replay of the conference call will be available two hours after the call. This service will be available until 5.00pm on 30 June. The telephone numbers and access code are:

Irish participant number (01) 659 8321
UK participant number (0) 20 7806 1970
US participant number 718 354 1112
Other participants +353 1 659 8321

Pass code for the replay 9254046#

Contact details

David McCarthy, Group Chief Financial Officer Tel: +353 1 856 3050

Barry Walsh, Head of Investor Relations Tel: +353 1 704 2678

Ray Gordon, MRPA KINMAN Consultants Tel: +353 1 6788099

END

Close Window

RNS Number:7230F
Irish Life & Permanent PLC
05 July 2006

Note that there are 12 Notifications detailed below:

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(II) A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 53 (AS EXTENDED BY SECTION 64 OF THE COMPANIES ACT 1990) OR ENTERED INTO THE ISSUER'S REGISTER IN ACCORDANCE WITH SECTION 59 OF THE COMPANIES ACT 1990;

3. Name of Secretary
CIARAN LONG

4. State whether notification relates to a person connected with the Secretary named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE 12,542 SHARES

GOODBODY TRUSTEES LIMITED 2,459 SHARES
TSB ESOP TRUSTEES LTD 3,096,828 SHARES (NON-BENEFICIAL INTEREST)

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction
21st June 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,001 BENEFICIAL 0.005%
3,096,828 NON-BENEFICIAL 1.378%

16. Date issuer informed of transaction
5th July 2006

If a Secretary has been granted options by the issuer complete the following boxes

17. Date of grant
21 June 2006.

18. Period during which or date on which it can be exercised
21 June 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
4,415 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification:

Share Options 62,792

Conditional Share Award 4,415

23. Any additional information

A maximum of 4,415 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification

Ciaran Long - Group Secretary

Date of notification 5TH JULY 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. This notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules

and

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
Denis Casey

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE 18,536 SHARES
GOODBODY TRUSTEES LIMITED 2,460 SHARES
ALIBANK NOMINEES LIMITED 35,000 SHARES

8 State the nature of the transaction
CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

21st June 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
55,996 - BENEFICIAL 0.02%

16. Date issuer informed of transaction
5th July 2006

If a director has been granted options by the issuer complete the following boxes:

17. Date of grant
21 June 2006.

18. Period during which or date on which it can be exercised
21 June 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
19,359 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification

Share Options	145,671
Conditional Share Award	19,359

23. Any additional information
A maximum of 19,359 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 5TH JULY 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:
• the Market Abuse Rules;
• section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. This notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules

and

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
KEVIN MURPHY

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE 133,768 SHARES
GOODBODY TRUSTEES LIMITED 2,460 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

21st June 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
136,228 - BENEFICIAL 0.05%

16. Date issuer informed of transaction
5th July 2006

If a director has been granted options by the issuer complete the following boxes:

17. Date of grant
21 June 2006.

18. Period during which or date on which it can be exercised
21 June 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
18,662 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€0.00

22. Total number of shares or debentures over which options held following notification

Share Options	128,392
Conditional Share Award	18,662

23. Any additional information
A maximum of 18,662 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 5TH JULY 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(i)TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES

3. Name of PDMR
Bruce Maxwell

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED 2,456 SHARES
PERSON NAMED IN 3 ABOVE 14,456 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

21st June 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
16,912 - BENEFICIAL 0.006%

16. Date issuer informed of transaction
5th July 2006

If a PDMR has been granted options by the issuer complete the following boxes:

17. Date of grant
21 June 2006.

18. Period during which or date on which it can be exercised
21 June 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)

13,566 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification

Share Options	44,605
Conditional Share Award	13,566

23. Any additional information
A maximum of 13,566 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 5TH JULY 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:
• the Market Abuse Rules;
• section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(i)TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES

3. Name of PDMR
HILARY FLOOD

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED 2,459 SHARES
PERSON NAMED IN 3 ABOVE 3,257 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

21st June 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
5,716 - BENEFICIAL 0.003%

16. Date issuer informed of transaction
5th July 2006

If a PDMR has been granted options by the issuer complete the following boxes:

17. Date of grant
21 June 2006.

18. Period during which or date on which it can be exercised
21 June 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
11,810 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification

Share Options	36,206
Conditional Share Award	11,810

23. Any additional information
A maximum of 11,810 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 5TH JULY 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:
• the Market Abuse Rules;
• section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(i)TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES

3. Name of PDMR
GERRY KEENAN

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED 2,458 SHARES
PERSON NAMED IN 3 ABOVE 1,838 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

21st June 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
4,296 - BENEFICIAL 0.001%

16. Date issuer informed of transaction
5th July 2006

If a PDMR has been granted options by the issuer complete the following boxes:

17. Date of grant
21 June 2006.

18. Period during which or date on which it can be exercised
21 June 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
13,286 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification

Share Options	43,950
Conditional Share Award	13,286

23. Any additional information
A maximum of 13,286 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 5TH JULY 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:
• the Market Abuse Rules;
• section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in

accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(i)TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES

3. Name of PDMR
DONAL CASEY

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED	2,460 SHARES
ALIBANK NOMINEES	20,644 SHARES
DONAL CASEY	2,895 SHARES
DONAL CASEY & SUZANNE CASEY	3,590 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

21st June 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
29,589 - BENEFICIAL 0.01%

16. Date issuer informed of transaction
5th July 2006

If a PDMR has been granted options by the issuer complete the following boxes:

17. Date of grant
    21 June 2006.

18. Period during which or date on which it can be exercised
    21 June 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
    €0.00

20. Description of shares or debentures involved (class and number)
    12,793 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
    €0.00

22. Total number of shares or debentures over which options held following notification

Share Options	144,750
Conditional Share Award	12,793

23. Any additional information
A maximum of 12,793 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 5TH JULY 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:
- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(i) TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES

3. Name of PDMR
NIALL SAUL

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE 5,790 SHARES
GOODBODY TRUSTEES LIMITED 2,281 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

21st June 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
8,071 - BENEFICIAL 0.003%

16. Date issuer informed of transaction
5th July 2006

If a PDMR has been granted options by the issuer complete the following boxes:

17. Date of grant
    21 June 2006.

18. Period during which or date on which it can be exercised
    21 June 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
    €0.00

20. Description of shares or debentures involved (class and number)
    13,700 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
    €0.00

22. Total number of shares or debentures over which options held following notification

Share Options	97,487
Conditional Share Award	13,700

23. Any additional information
A maximum of 13,700 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 5TH JULY 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(i)TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES

3. Name of PDMR
DAVID GANTLY

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVYCREST NOMINEES LIMITED 2,857 SHARES
GOODBODY TRUSTEES LIMITED 2,838 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

21st June 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
5,695 - BENEFICIAL 0.003%

16. Date issuer informed of transaction
5th July 2006

If a PDMR has been granted options by the issuer complete the following boxes:

17. Date of grant
21 June 2006.

18. Period during which or date on which it can be exercised
21 June 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
13,707 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification

Share Options	69,776
Conditional Share Award	13,707

23. Any additional information
A maximum of 13,707 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 5TH JULY 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required

by:
• the Market Abuse Rules;
• section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(i)TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES

3. Name of PDMR
DAVID MCCARTHY

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE 25,522 SHARES
SCOTI COMPANY LIMITED 1,764 SHARES
GOODBODY TRUSTEES LIMITED 2,837 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

21st June 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
30,123 - BENEFICIAL 0.01%

16. Date issuer informed of transaction
5th July 2006

If a PDMR has been granted options by the issuer complete the following boxes:

17. Date of grant
21 June 2006.

18. Period during which or date on which it can be exercised
21 June 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
14,297 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification

Share Options	171,007
Conditional Share Award	14,297

23. Any additional information
A maximum of 14,297 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 5TH JULY 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)
(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES

3. Name of PDMR
BRENDAN HEALY

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE 5,071 SHARES
GOODBODY TRUSTEES LIMITED 2,833 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares

disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

21st June 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
7,904 - BENEFICIAL 0.003%

16. Date issuer informed of transaction
5th July 2006

If a PDMR has been granted options by the issuer complete the following boxes:

17. Date of grant
21 June 2006.

18. Period during which or date on which it can be exercised
21 June 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
11,121 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification

Share Options	29,784
Conditional Share Award	11,121

23. Any additional information
A maximum of 11,121 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 5TH JULY 2006.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. This notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules

and

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
PETER FITZPATRICK

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE	11,020 SHARES
PERSON NAMED IN 3 ABOVE AND MARIA FITZPATRICK	244,920 SHARES
GOODBODY TRUSTEES LIMITED	2,838 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

21st June 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
258,778 - BENEFICIAL 0.01%

16. Date issuer informed of transaction
5th July 2006

If a director has been granted options by the issuer complete the following boxes:

17. Date of grant
21 June 2006.

18. Period during which or date on which it can be exercised
21 June 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
24,203 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification

Share Options	167,439
Conditional Share Award	24,203

23. Any additional information
A maximum of 24,203 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 5TH JULY 2006

END

Close Window

Company name **Irish Life&Permanent**
Headline **Director/PDMR Shareholding**

RNS Number:7225F
Irish Life & Permanent PLC
05 July 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(II) A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 53 (AS EXTENDED BY SECTION 64 OF THE COMPANIES ACT 1990) OR ENTERED INTO THE ISSUER'S REGISTER IN ACCORDANCE WITH SECTION 59 OF THE COMPANIES ACT 1990;

3. Name of Director

DAVID BYRNE

4. State whether notification relates to a person connected with the Director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVY CREST NOMINEES LIMITED 500 SHARES

8 State the nature of the transaction

SHARE PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired.

500

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0002%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

€18.25 PER SHARE

14. Date and place of transaction

4TH JULY 2006, Irish Stock Exchange, Dublin 2

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

500 SHARES 0.0002%

16. Date issuer informed of transaction

4th July 2006

If a Director has been granted options by the issuer complete the following Boxes : No

17. Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of shares or debentures over which options held following notification:

23. Any additional information

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification

Ciaran Long - Group Secretary

Date of notification 5TH JULY 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close Window

Irish Life & Permanent plc

Interim Report

Six months to 30 June 2006

Contents

	Page
Presentation of information	1
Financial Highlights	2
Embedded Value basis	
Commentary on results	4
Basis of preparation	11
Consolidated Income Statement	15
Consolidated Balance Sheet	16
Consolidated Statement of Recognised Income and Expense	17
Consolidated Reconciliation of Shareholders' Equity	17
Notes to the EV basis	18
Independent Review Report	27
Statutory basis	
Commentary on results	29
Basis of preparation	30
Consolidated Income Statement	31
Consolidated Balance Sheet	32
Consolidated Statement of Recognised Income and Expense	33
Consolidated Cashflow Statement	34
Notes to the Statutory basis	35
Independent Review Report	38

Presentation of Information

Statutory Basis (IFRS)

The Stock Exchange requires that the six months to June 2006 interim financial information of the group be prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards as adopted for use within the EU ("IFRS").

The statutory basis applies IFRS to all operations including the application of IFRS 4 'Insurance Contracts' to the group's life assurance operations. IFRS 4 allows insurance contracts to continue to be accounted for under previous GAAP as adjusted for any changes which results in more relevant and reliable information. As a consequence of this the results for the group's insurance contracts continue to be prepared under the embedded value methodology as described below.

The six months 2005 interim financial information published in September 2005 was prepared in accordance with the recognition and measurement principles that were expected to be applied for the full year 2005 results on first time adoption of IFRS. The comparative six months 2005 results shown in this announcement include minor changes to those previously published arising from the refinement of these bases in the second half of 2005 prior to their application to the full year financial statements. These changes are set out in Note 1 to the statutory basis results.

The statutory basis accounts are included on pages 29 to 37.

Embedded Value Basis (EV)

The EV basis shows the results of the group's life assurance operations (including both insurance and investment contracts) prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Chief Financial Officers' Forum. In October 2005 the CFO Forum published Additional Guidance on EEV Disclosure applicable for financial reporting in the year ending 31 December 2006 which has been reflected in this interim financial information. This did not require any adjustments to 2005 published interim financial information.

The results of all other operations are prepared in accordance with IFRS.

The group has focused on the EV basis, as it believes that EV is a more realistic measure of the performance of life businesses than the statutory IFRS basis. The EV basis is used throughout the group to assess performance, and it is also the measure most commonly used by the investment community to assess the performance of life businesses.

The EV basis results are included on pages 4 to 26.

Financial Highlights

6 months ended 30 June 2006 (Unaudited)

	H1 06	H1 05	Growth %
EV Basis			
Profit after tax	€202m	€220m	(8)
EPS	74.0 cent	81.5 cent	(9)
Operating profit before tax	€242m	€196m	23
Operating profit EPS	81.3 cent	62.3 cent	30
Life and investment new business			
- APE	€358m	€260m	38
- PVNBP	€2.8bln	€1.9bln	46
Statutory Basis			
Profit after tax	€130m	€186m	(30)
EPS on continuing activities (fully diluted)	48.4 cent	69.2 cent	(30)
New loans issued	€6.4bln	€4.2bln	52
Lending book	€29.9bln	€23.3bln	28
Mortgage loan book (Ireland)	€20.4bln	€15.7bln	30
Interim dividend	20.1cent	17.7 cent	13

Commenting on the results, David Went, Group Chief Executive, said:

"There is a terrific momentum now in each of our key business units which has helped generate this excellent set of results. The life and fund management businesses have continued to outperform their markets while the mortgage business of permanent tsb, has enjoyed a terrific bounce from what was a relatively weak performance in the first half of last year. All the key indicators for the rest of the year remain positive and we have great confidence the coming months will see us build on this performance and return a very strong set of results for the year as a whole."

Embedded Value Basis

Commentary on Results EV basis

Consolidated Income Statement - EV Basis

For the 6 months ended 30 June 2006 (Unaudited)

	6 months to 30 June 2006 €m	6 months to 30 June 2005 €m	12 months to 31 Dec 2005 €m
Operating profit on continuing operations			
Insurance and Investment Business	134	109	222
Banking	90	66	148
Other	(1)	(3)	(4)
	223	172	366
Share of associate	19	24	54
Operating profit before tax on continuing operations	242	196	420
Short-term investment fluctuations	1	42	94
Effect of economic assumption changes	(29)	30	13
Other credits	-	2	4
Profit before tax	214	270	531
Taxation	(11)	(19)	(16)
Government levy	-	(6)	(12)
Total profit after tax before discontinued operations	203	245	503
Loss after tax on discontinued operations	-	(24)	(26)
	203	221	477
Minority interest	(1)	(1)	(2)
Total profit after tax attributable to equityholders	202	220	475

Overview

Total profit after tax, before discontinued operations, for the half year was €203m compared to €245m for the first half of 2005. The outcome principally reflects strong growth in operating profit - up 23% in the period - offset by the impact on the embedded value of the group's life business of rising interest rates and weaker than expected investment markets in comparison with the first half of 2005.

At the operating level profits increased by 23% to €242m compared to €196m in the first six months of 2005. Operating profits in the group's core banking and life assurance business grew 30% to €223m from €172m in the prior year period driven by a 44% growth in new business contribution to €65m on the life side, and growth of 36% in the group's banking profits which increased to €90m from €66m. The 2005 outturn in the bank included trading losses of €7m which compares to a trading profit of €6m in first half 2006. Excluding this trading profit turnaround the underlying level of profit growth in the bank was 23% and reflects strong growth in risk assets, particularly mortgage assets, on foot of very buoyant new business volumes.

The post tax contribution from the group's interest in Allianz (Ireland), a general insurance business, reduced from €24m in 2005 to €19m in the current period. The reduction was due to a sharp fall in the investment return earned on the company's bond portfolio in the period - reflecting weak bond markets - partly offset by prior year reserve releases which contributed to an improved underwriting result.

The "Short term investment fluctuations" reflect the impact of actual versus assumed investment returns on the embedded value of the group's life assurance operations. The outcome for the first six months of 2006 was just €1m compared with €42m in the first half of 2005. This reflects the relatively weaker markets in the first half of 2006 compared to the prior year when returns significantly exceeded the embedded value assumptions.

The first half 2006 outcome includes a negative €29m arising from changes in the economic assumptions used to calculate the life assurance embedded value. This principally relates to the impact of an increase in the risk discount rate used to compute the embedded value from 6.5% to 7.3% arising from increases in medium term euro gilt rates. In the first half 2005 changes in economic assumptions had a €30m positive impact reflecting a reduction in the risk discount rate from 6.7% to 6.1%. (At year end this had increased to 6.5%).

The taxation charge of €11m reflects a reduced effective tax rate when compared to the first half 2005 as a result of the release of deferred tax provision on property capital allowances which are no longer required combined with the positive tax impact on the economic variance recorded in the period.

The bank levy of €12m per annum which has been a feature of the group's tax charge for the past three years has been abolished and therefore does not feature in first half 2006.

The first half 2005 outcome included a loss after tax of €24m incurred on the disposal of City of Westminster Assurance, a closed life business in the UK. No similar disposals occurred in the first half 2006.

The total profit after tax for the six months ended 30 June 2006 was €202m compared to €220m in the first half 2005.

Banking Business

The results of the group's banking business for the 6 months to 30 June 2006 are set out below.

	6 months to 30 June 2006 €m	6 months to 30 June 2005 €m	12 months to 31 Dec 2005 €m
Net interest income	199	184	377
Other income	23	20	40
Trading income	6	(7)	(4)
	228	197	413
Administrative expenses	(134)	(127)	(255)
Impairment provisions	(7)	(6)	(12)
Operating profit before tax	87	64	146
Investment gains	3	2	13
Restructuring costs	-	-	(11)
	90	66	148

The pretax profit generated by the group's banking business in the first half 2006 was €90m a 36% increase on the 2005 outturn.

As noted previously the 2005 half year outcome included trading loses of €7m arising from the impact of IFRS transition compared to a trading profit of €6m in first half 2006. Adjusting for this turnaround the underlying level of profit growth in the banking operations was 23%.

Net interest income rose 8% to €199m from €184m driven by strong growth in new lending volumes and current account balances which offset the impact of increased levels of wholesale funding and mortgage back book repricing on the net interest margin.

The net interest margin for the 6 months ended 30 June 2006 was 1.19% compared to a margin of 1.29% reported for the full year 2005 and 1.34% for the first half 2005. In addition to the ongoing impact of increased levels of wholesale funding, the net interest margin was negatively impacted by basis risk in the Irish mortgage portfolio as interest rates increased and margins contracted in the Irish and UK operations. Due to pricing issues in the first half 2006 a decision was taken to reduce the Irish back book margin in order to position the bank more competitively in a rising interest rate environment. Most of the impact of this repricing was offset by a widening of liability spreads as euro interest rates increased.

Total loans and advances to customers at 30 June 2006 were €29.9bln an increase of 14% on balances outstanding at 31 December 2005 (€26.2bln) and a 28% increase on outstanding balances at 30 June 2005 (€23.3bln). The growth in balances over the principal business lines was as follows:

	30 June 2006 €bln	31 Dec 2005 €bln	Growth %
Mortgage lending ROI *	20.4	17.8	15
Consumer finance	1.9	1.6	18
Commercial lending	1.7	1.4	17
	24.0	20.8	15
Mortgage lending - UK (£Stg) *	4.1	3.7	11
Total lending - €m	29.9	26.2	14

The Irish residential market continued to be extremely buoyant during the first half of 2006. Total gross new mortgages issued were €4.2bln a 70% increase on the €2.5bln issued in the first half 2005. Residential mortgage balances outstanding increased 15% to €20.4bln compared to €17.8bln outstanding at 31 December 2005. The UK mortgage market was extremely competitive with Capital Home Loans, the group's centralised mortgage lender, issuing Stg£681m of new mortgage loans compared to Stg£671m in the first half 2005. Mortgage balances in the UK increased 11% to Stg£4.1bln compared to Stg£3.7bln at 31 December 2005.

New consumer finance loans issued were €0.8bln an increase of 39% over the first half of 2005 (€0.6bln) with the consumer finance portfolio growing 18% to €1.9bln compared to 31 December 2005 (€1.6bln). Reflecting a renewed focus in the area commercial lending new business at €349m compares to €127m in the first half last year, an increase of 175%. The commercial loan portfolio at 30 June 2006 was €1.7bln compared to €1.4bln at 31 December 2005, an increase of 17%.

Customer account balances were €12.8bln (31 December 2005 €12.8bln). The bank's current account acquisition strategy continues to be extremely successful with 44,000 new current accounts opened in the first six months of 2006 following on from the 67,000 new current accounts opened in the year ended 2005. Current account balances increased 6% to €2.3bln compared to €2.2bln at 31 December 2005.

* including securitised mortgages

Other income at €23m for the half year 2006 is 15% ahead of the 2005 outcome of €20m principally driven by increased fee income and Visa commissions.

Other income excludes any contribution from bancassurance sales, the earnings from which, in line with the group's accounting policies, are included in the pre-tax profit reported in the group's life assurance activities. Sales of life and pensions products in the bank in the first half 2006 were €39m, an increase of 39% on the first half 2005 (€28m). The pre-tax operating profit achieved on the bancassurance book of life business was €28m in the first half 2006, up 33% on first half 2005 of €21m.

Trading income in the first half 2006 was a positive €6m compared to a negative €7m in first half 2005. The 2005 outcome arose due to certain positions taken in financial instruments which fell to be accounted on a mark to market basis. These positions were closed out in the first half of that year. The losses arising could not be offset against gains of €12m which arose in the closing of certain interest rate positions as part of the transition of the balance sheet to meet the hedging requirements of IAS 39 as these gains fell to be amortised to net interest income over the next 3 years.

Administration expenses increased 6% to €134m from €127m reflecting growth in the business. Cost management continues to be a focus for the bank.

Impairment provisions at €7m for the first half 2006 compare to €6m for the prior year period and reflects underlying growth and the excellent credit quality which prevails within all of the group's loan portfolios. Provisions held continue to be conservative with reserves of €55m compared to arrears of €38m.

Investment gains of €3m represent a gain on the disposal of an investment property while the prior year outcome of €2m represents a revaluation gain.

Insurance and Investment Business (EV Basis)

The results of the group's insurance and investment business for the six months to 30 June 2006 are set out below.

	6 months to 30 June 2006 €m	6 months to 30 June 2005 €m	12 months to 31 Dec 2005 €m
New business contribution	65	45	94
Contribution from in-force business			
Expected return			
In-force	46	38	74
Net worth	10	10	20
Experience variances	8	9	15
Assumption changes	5	7	19
	69	64	128
Operating profit before tax	134	109	222

The operating profit before tax on the group's life business for the 6 months ended 30 June 2006 was €134m a 23% increase on the corresponding period in 2005. This principally reflects a 44% increase in the new business contribution which increased to €65m from €45m.

The expected return on the in-force book increased 21% to €46m due to strong growth in the portfolio. The expected return on net worth, which relates to earnings on shareholder assets calculated by reference to the assumed long-term rate of return on equities property and bonds and the actual return on short-term cash was in line with the previous half year at €10m.

Experience variances continued to be positive at €8m compared to €9m in 2005 with continued strong risk experience achieved on both mortality and morbidity. Assumption changes largely relating to expense productivity gains were a positive €5m compared to €7m in 2005. The assumptions underlying the embedded value continue to be conservative.

New Business

The new business contribution in the half year 2006 increased 44% to €65m from €45m in 2005. This outcome was driven by a 35% increase in life new business sales (excluding ILIM) to €249m on an APE basis in 2006 (46% on a PVNBP basis) combined with an increase in new business margins and a favourable product mix.

Overall new business margins, excluding ILIM were 21.8% compared to 20.0% for the half year 2005. Including ILIM new business margins were 18.1% compared to 17.3% at the half year 2005 made up as follows:-

	30 June 2006 %	30 June 2005 %
Life	21.8	20.0
Investment (ILIM)	9.6	10.7
	18.1	17.3

The increase in margins reflects the high volume of new business sales combined with a favourable product and distribution mix. The reduction in investment margins is largely due to the mix of business.

APE[1] sales in the group's principal life businesses are summarised below:

	30 June 2006 €m	30 June 2005 €m	Growth %
Retail Life	135	102	32
Corporate Life	98	74	32
Irish Life International	16	9	78
	249	185	35
Investment (ILIM)	109	75	45
	358	260	38

When calculated on the basis of present value of new business premiums ("PVNBP") margins including ILIM were broadly flat at 2.3% in the first half 2006 (2005 : 2.4%).

[1] Ape sales are calculated as annual value of regular premiums plus 10% of the value of single premiums.

The PVNBP margin is calculated as follows:

	30 June 2006 %	30 June 2005 %
Life	3.3	3.2
Investment (ILIM)	1.0	1.1
	2.3	2.4

PVNBP[2] sales in each of the group's principal life businesses are set out below:

	30 June 2006 €m	30 June 2005 €m	Growth %
Retail Life	943	661	43
Corporate Life	568	395	44
Irish Life International	163	92	77
	1,674	1,148	46
Investment (ILIM)	1,089	750	45
	2,763	1,898	46

Retail Life

Reflecting buoyant demand Retail life sales increased 32% on an APE basis (43% on a PVNBP basis) in the first half 2006 to €135m from €102m in the first half 2005.

Sales were strongly ahead across all distribution channels and product lines with growth in investments (up 77%), protection products (up 32%) and single premium pensions (up 28%) being particularly strong. A notable feature of the first half investment sales performance was a very significant demand for property bonds.

Corporate Life

The continued buoyant labour market in Ireland, with strong growth in employment and salaries provided a very favourable backdrop for the group's Corporate Life business in the first half of 2006. New Business sales on an APE basis were up 32% to €98m from €74m in 2005 (PVNBP growth was 44%) led by strong growth in defined contribution increments in particular. Sales of personal retirement bonds and annuities were also very strong.

Investment Management

On foot of continued excellent fund management performance ILIM generated gross inflows of €1.1bln in the first half of 2006. This compares with €750m of gross inflows in the first half 2005 representing an increase of 45%. As a result of these strong new business inflows group funds under management grew 6% to €28.1bln from €26.4bln at 31 December 2005.

[2] PVNBP sales are calculated as total single premiums plus the discounted value of regular premiums expected to be received over the term of the contracts.

Capital and Liquidity

The group's capital and liquidity ratios remained strong at 30 June 2006. The Tier 1 and total capital ratios were 11.2% (31 December 2005: 12.6%) while the liquidity ratio within the group's banking business was 26% (31 December 2005: 26%). The solvency margin in Irish Life Assurance plc, the group's principal life assurance business was covered 1.7 times by available assets (31 December 2005 1.7 times).

Dividend

The directors have declared an interim dividend of 20.1 cent per share for the first six months of 2006. This compares to an interim dividend paid in 2005 of 17.7 cent per share. The dividend will be paid on 15 November 2006 to shareholders on the register as at 6 October 2006. The ex dividend date is 4 October 2006.

For further information contact:

Name	Telephone No.	Mobile No.	Email address
Barry Walsh	353 1 7042678	087 681 8157	barry.walsh@irishlife.ie
David McCarthy	353 1 8563050	087 256 7292	david.mccarthy@irishlife.ie
Media:			
Ray Gordon	353 1 6788099	087 241 7373	ray@mrpakinman.ie

Basis of Preparation - EV Basis interim financial information

Earnings generated by the group's life assurance operations are prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Chief Financial Officers' Forum. For businesses other than life assurance the results have been prepared based on the recognition and measurement principles of IFRS issued by the IASB and adopted by the EU which were effective at 30 June 2006.

IFRS 4 brings into force phase 1 of the International Accounting Standard Board's ("IASB") insurance accounting project. In view of the phased implementation of IFRS for insurance business, the group believes that shareholders will continue to place considerable reliance on embedded value information relating to the life assurance business as a whole. The statutory interim financial information includes insurance contracts written in the life assurance business based on embedded value earnings calculated using the EEV principles developed by the European CFO forum. The methodology produces an Embedded Value (EV) as a measure of the consolidated value of shareholders' interests in the business covered by the EEV Principles. The EV basis interim financial information extends these principles to investment contracts written in the life assurance business.

For all business other than "covered business", the EV interim financial information incorporates the same values and earnings included in the statutory interim financial information, determined using the IFRS bases. The EV interim financial information also reclassifies and summarises the information included in the interim statutory financial information and restates policyholders liabilities in respect of own shares consistent with the recognition of the asset.

The EEV Principles are applied to value "covered business" as defined by the Principles. This includes individual and group life assurance and investment contracts, pensions and annuity business written in Irish Life Assurance plc, Irish Life International Limited and City of Westminster Assurance Company Limited up to the date of its disposal, and the investment management business written in Irish Life Investment Managers Limited. In the EV interim financial information, the same valuation approach is applied to both insurance and investment contracts within the covered business.

The Directors acknowledge their responsibility for the preparation of the supplementary EV basis information.

The methodology applied to produce the EV basis for the period to 30 June 2006 is consistent with the methodology used to produce the EV information for the year ended 31 December 2005.

December 2005 comparatives have been restated to reflect a consistent classification of derivative assets and liabilities balances between the EV basis interim financial information and statutory basis interim financial information.

EV basis interim financial information is unaudited, however, KPMG, the group's auditor, has reviewed the EV basis interim financial information.

Embedded Value

Embedded Value (EV) is the present value of shareholders' interests in the earnings distributable from assets allocated to the covered business after sufficient allowance is made according to the EEV Principles for the aggregate risks in the covered business. The EV consists of the following components:

- free surplus allocated to the covered business
- required capital, less the cost of holding required capital
- present value of future shareholder cash flows from in-force covered business (PVIF), including an appropriate deduction for the time value of financial options and guarantees.

The value of future new business is excluded from the EV.

The cost of holding required capital is defined as the difference between the amount of the required capital and the present value of future releases, allowing for future investment returns, of that capital.

Basis of Preparation - EV Basis interim financial information (./...contd)

Free Surplus and Required Capital

Free surplus is defined as the market value of assets in the covered business less supervisory liabilities less required capital. It is the market value of any capital and surplus allocated to, but not required to support, the in-force covered business at the valuation date.

The level of required capital reflects the amount of assets attributed to the covered business in excess of that required to back regulatory liabilities whose distribution to shareholders is restricted. The EEV Principles require this level to be at least the level of solvency capital at which the local supervisory authority is empowered to take action and any further amount that may be encumbered by local supervisory restrictions. In light of this the Directors have set the level of required capital to be 150% of the regulatory minimum solvency margin requirement at the valuation date, including the additional margin required under the Solvency 1 rules. The Directors consider this to be a conservative level of capital to manage the covered business, allowing for the supervisory basis for calculating liabilities, the insurance and operational risks inherent in the underlying products and the methods used to value financial options and guarantees included in those products.

New Business

New business premiums reflect income arising from the sale of new contracts during the reporting period. Increases to premiums that are generated by policyholders at their discretion are included in new business as they occur. Increases to renewal premiums on group pension contracts are treated as new business premiums.

The new business contribution is the present value of future shareholder cashflows arising from the new business premiums written in the period less a deduction if relevant for the time value of financial options and guarantees. The contribution makes full allowance for the associated amount of required capital and includes the value of expected renewals on new contracts.

The EEV Principles require a measure of the present value of future new business premiums (PVNBP) to be calculated and expressed at the point of sale. The PVNBP is equivalent to the total single premiums plus the discounted value of regular premiums expected to be received over the term of the contracts using the same economic and operating assumptions used for calculating the new business contribution. The new business margin reported under EEV is defined as the ratio of the new business contribution to PVNBP.

Projection Assumptions

Projections of future shareholder cash flows expected to emerge from covered business are determined using realistic assumptions for each component of cash flow and for each policy group. Future economic and investment return assumptions are based on period end conditions. The assumed discount and inflation rates are consistent with the investment return assumptions.

The assumptions for demographic elements, including mortality, morbidity, persistency and expense experiences, reflect recent operating experiences and are reviewed annually. Allowance is made for future improvements in annuitant mortality based on experience and externally published data. Favourable changes in operating experience are not anticipated until the improvement in experience has been observed.

All costs relating to the covered business are allocated to that business. The expense assumptions used for the projections therefore include the full cost of servicing the business. The costs include future depreciation charges in respect of certain property and equipment included in the free surplus. Certain group costs allocated to the life company are not included within the cash flow projections and are accounted for on an annual basis in the other group results.

Basis of Preparation - EV Basis interim financial information (./...contd)

Risk Discount Rate

The risk discount rate is a combination of a base risk-free rate and a risk margin, which reflects the residual risks inherent in the covered business, after taking account of prudential margins in the supervisory liabilities, the required capital and the specific allowance for financial options and guarantees.

The Group has adopted a bottom-up approach to the determination of the risk discount rate. Each element of risk is assessed in turn and a cost is reflected as an addition to the base risk-free discount rate. The risk discount rate derived in this way reflects the risk of volatility associated with the cash flows in the embedded value model.

The key assumptions are set out in note 15.

The market risk margin neutralises the effect of assuming future investment returns in excess of the base risk-free rate.

The non-market risk margin is based on an estimate of the impact of each of the following risks - mismatch risk, credit risk, demographic risks including mortality, morbidity, persistency and expense risks, operational risk and liquidity risk.

An allowance is made for the diversification effect in that each of the risks is not expected to occur simultaneously. Financial options and guarantees are explicitly valued using a market-consistent approach and no further risk allowance is included for these in the risk discount rate. The non-market risk margin was determined by the Directors following a review of the estimates emerging from the above exercise.

Financial Options and Guarantees

Under the EEV Principles an allowance for the time value of financial options and guarantees ("FOG") is required where a financial option exists which is exercisable at the discretion of the policyholder. The time value of an option reflects the additional value inherent in the option due to the potential for the option to increase in value prior to its expiry date, usually due to movements in the market value of assets. The value of an option based on market conditions at the date of the valuation is referred to as the intrinsic value.

Allowance is made for the intrinsic value of FOGs in the supervisory liabilities and the cost is reflected in the PVIF. An explicit deduction is made to the PVIF to allow for the impact of future variability of investment returns on the cost of FOGs (time value). The time value of FOGs is calculated using stochastic models calibrated on a market consistent basis.

The main financial options and guarantees and the assumptions used to value them are described in note 15.

Service Companies

All services relating to the covered business are charged on a cost recovery basis.

Tax

The projections include on a discounted basis all tax that is expected to be paid under covered business under current legislation, including tax that would arise if surplus assets within the covered business were eventually to be distributed.

Basis of Preparation - EV Basis Interim financial information (./...contd)

Analysis of Profit

The profit from the covered business is analysed into three main components:

- New business contribution

  The contribution from new business written in the period is calculated as at the point of sale using assumptions applicable at the start of the period. This is then rolled forward to the end of the financial period using the risk discount rate applicable at the start of the reporting period.

- Profit from existing in-force business

  The profit from existing business is calculated using opening assumptions and comprises:
  - Interest at the risk discount rate on the value of in-force business allowing for the timing of cash-flows ("expected return");
  - Experience variances: when calculating embedded values it is necessary to make assumptions regarding future experiences including persistency (how long policies will stay in force), risk (mortality and morbidity), future expenses and taxation. Actual experience may differ from these assumptions. The impact of the difference between actual and assumed experience for the period is reported as experience variances;
  - Operating assumption changes: the assumptions on which embedded values are calculated are reviewed regularly. Where it is considered appropriate in the light of current or expected experience to change any assumptions regarding expected future experience, the impact on total value of in-force business of any such change is reported as an "operating assumption change".

- Expected investment return

  The expected investment earnings on the net assets attributable to shareholders are calculated using the future investment return assumed at the start of the period.

Two further items make up the total profit arising from the covered business:

- Short term investment fluctuations

  This is the impact on the EV of differences between the actual investment return and the expected investment return assumptions assumed at the start of the period.

- Effect of economic assumption changes

  This is the impact on the EV of changes in external economic conditions including the effect changes in interest rates have on risk discount rates and future investment return assumptions.

Consolidated Interim Income Statement - Embedded Value Basis (Unaudited)
Six months to 30 June 2006

	Notes	**6 months to 30 June 2006 €m**	6 months to 30 June 2005 €m	12 months to 31 Dec 2005 €m
Operating profit on continuing operations				
Insurance & investment business		**134**	109	222
Banking		**90**	66	148
Other		**(1)**	(3)	(4)
		223	172	366
Share of associate		**19**	24	54
Operating profit before tax on continuing operations	1	**242**	196	420
Short-term investment fluctuations		**1**	42	94
Effect of economic assumption changes		**(29)**	30	13
Other credits	2	**-**	2	4
Profit before tax		**214**	270	531
Taxation	5	**(11)**	(25)	(28)
Profit for the period on continuing operations		**203**	245	503
Loss after tax on discontinued operations	3	**-**	(24)	(26)
Profit for the period		**203**	221	477
Attributable to				
Equityholders		**202**	220	475
Minority interest		**1**	1	2
		203	221	477
Earnings per share including own shares held for the benefit of life assurance policyholders (cent)	13	**74.0**	81.5	175.7
Operating earnings per share including own shares held for the benefit of life assurance policyholders (cent)	13	**81.3**	62.3	135.4

Consolidated Interim Balance Sheet - Embedded Value Basis (Unaudited)
As at 30 June 2006

	Notes	30 June 2006 €m	30 June 2005 €m	31 Dec 2005 €m Restated
Assets				
Cash and other receivables		**466**	289	299
Investments		**25,759**	21,415	24,104
Loans and receivables to banks		**6,439**	5,100	6,421
Loans and receivables to customers	11	**29,907**	23,721	26,340
Interest in associated undertaking		**157**	152	167
Reinsurance assets		**1,927**	1,959	2,023
Shareholder value of in-force business		**1,182**	999	1,103
Net post retirement benefit assets		**71**	67	71
Goodwill and other intangible assets		**264**	257	258
Property and equipment		**421**	326	404
Other debtors and prepayments		**511**	555	426
Total assets		**67,104**	54,840	61,616
Liabilities				
Customer accounts		**12,833**	11,791	12,808
Deposits by banks		**3,800**	1,493	2,281
Debt securities in issue		**15,747**	13,109	15,226
Non-recourse funding		**4,159**	2,146	2,232
Derivative liabilities		**350**	277	359
Insurance contract liabilities		**3,905**	3,764	4,082
Investment contract liabilities		**21,211**	17,889	19,806
Outstanding insurance and investment claims		**127**	109	110
Net post retirement benefit liability		**157**	175	158
Deferred taxation		**28**	20	25
Other liabilities and accruals		**598**	554	404
Subordinated liabilities		**1,326**	1,057	1,385
Total liabilities		**64,241**	52,384	58,876
Equity				
Share capital		**88**	86	87
Share premium		**108**	58	74
Retained earnings		**2,511**	2,243	2,440
Capital reserves		**219**	130	203
Own shares held for the benefit of life assurance policyholders		**(76)**	(72)	(76)
Shareholders' equity	7	**2,850**	2,445	2,728
Minority interest		**13**	11	12
Total equity		**2,863**	2,456	2,740
Total liabilities and equity		**67,104**	54,840	61,616

Consolidated Interim Statement of Recognised Income and Expense - Embedded Value Basis (Unaudited)
Six months to 30 June 2006

	6 months to 30 June 2006 €m	6 months to 30 June 2005 €m	12 months to 31 Dec 2005 €m
Revaluation of property & equipment	**-**	1	71
Change in value of available for sale financial assets	**1**	(1)	-
Deferred tax	**-**	-	(12)
Net amount recognised directly in equity	**1**	-	59
Profit for the period	**203**	221	477
Total recognised income and expense for the period	**204**	221	536
Attributable to			
Equityholders	**203**	220	534
Minority interest	**1**	1	2
	204	221	536

Consolidated Interim Reconciliation of Shareholders' Equity - Embedded Value Basis
Six months to 30 June 2006

	6 months to 30 June 2006 €m	6 months to 30 June 2005 €m	12 months to 31 Dec 2005 €m
Shareholders' equity at start of period	**2,728**	2,329	2,329
Income and expenses attributable to equityholders	**203**	220	534
Movement in cost of own shares held for the benefit of life assurance policyholders	**-**	(8)	(12)
Dividends paid	**(117)**	(104)	(152)
Issue of share capital	**35**	6	23
Change in share based payment reserves	**1**	2	6
Shareholders' equity at end of period	**2,850**	2,445	2,728

Notes to the 2006 EV basis interim financial information
Six months to 30 June 2006

1. Operating Profit before tax

	6 months to 30 June 2006 €m	6 months to 30 June 2005 €m	12 months to 31 Dec 2005 €m
Insurance & investment business			
New business contribution	**65**	45	94
Profit from existing business			
- Expected return	**46**	38	74
- Experience variances	**8**	9	15
- Operating assumption changes	**5**	7	27
Development expenditure	**-**	-	(8)
Expected investment return	**10**	10	20
Operating profit before tax	**134**	109	222
Banking			
Net interest income	**199**	184	377
Non-interest income	**23**	20	40
Trading Income	**6**	(7)	(4)
	228	197	413
Administrative expenses including depreciation	**(134)**	(127)	(255)
Impairment losses on loans and receivables	**(7)**	(6)	(12)
	87	64	146
Investment return	**3**	2	13
Restructuring costs	**-**	-	(11)
Operating profit before tax	**90**	66	148
Other activities			
Non-interest income	**29**	22	46
Administrative expenses including depreciation	**(30)**	(25)	(50)
Operating loss before tax	**(1)**	(3)	(4)
Share of associate	**19**	24	54
Total operating profit before tax	**242**	196	420

2. Other Credits

Disposal of property and equipment

In 2005 the group disposed of a number of properties occupied by the group and realised a profit before tax of €4m. (June 2005 €2m).

3. Discontinued Operations

On 2 June 2005 the group disposed of its UK life assurance subsidiary, City of Westminster Assurance Company Limited. The net proceeds were €63m, this compares to a carrying value at date of disposal of €91m. The results for the period to disposal (€2m) together with the loss on disposal are shown in the income statement as discontinued operations.

Notes to the 2006 EV basis interim financial information
Six months to 30 June 2006

4. Life and investment new business

Life business (continuing operations)	**6 months to 30 June 2006 €m**	6 months to 30 June 2005 €m	12 months to 31 Dec 2005 €m
Present value of new business premiums (PVNBP)			
Single premium	**911**	534	1,313
Regular premium	**158**	131	255
Regular premium capitalisation factor	**4.8**	4.7	4.9
PVNBP	**1,674**	1,148	2,571
Annual premium equivalent (APE)	**249**	185	388
New business contribution	**55**	37	79
New business margin			
PVNBP	**3.3%**	3.2%	3.1%
APE	**21.8%**	20.0%	20.4%
ILIM			
Present value of new business premiums (PVNBP)	**1,089**	750	1,319
Annual premium equivalent (APE)	**109**	75	132
New business contribution	**10**	8	15
New business margin			
PVNBP	**1.0%**	1.1%	1.1%
APE	**9.6%**	10.7%	11.4%
Total			
Present value of new business premiums (PVNBP)	**2,763**	1,898	3,890
Annual premium equivalent (APE)	**358**	260	520
New business contribution	**65**	45	94
New business margin			
PVNBP	**2.3%**	2.4%	2.4%
APE	**18.1%**	17.3%	18.1%

Notes to the 2006 EV basis interim financial information
Six months to 30 June 2006

5. Taxation

	6 months to 30 June 2006 €m	6 months to 30 June 2005 €m	12 months to 31 Dec 2005 €m
Life operations			
Operating profit	**(10)**	(12)	(16)
Short term investment fluctuations	**(1)**	12	31
Economic assumptions	**10**	(8)	(5)
	(1)	(8)	10
Banking			
Operating profit	**(10)**	(10)	(26)
Other operations	**-**	-	-
Sale of property and equipment	**-**	(1)	-
	(11)	(19)	(16)
Government levy on financial institutions	**-**	(6)	(12)
	(11)	(25)	(28)

6. Analysis of profit after tax on continuing activities

	6 months to 30 June 2006		
	Gross €m	**Tax €m**	**Net €m**
Operating profit			
Insurance and investment business	**134**	**(10)**	**124**
Banking	**90**	**(10)**	**80**
Other	**(1)**	**-**	**(1)**
Share of associate	**19**	**-**	**19**
	242	**(20)**	**222**
Short term investment fluctuations	**1**	**(1)**	**-**
Effect of economic assumption changes	**(29)**	**10**	**(19)**
	214	**(11)**	**203**

Notes to the 2006 EV basis interim financial information
Six months to 30 June 2006

7. Shareholders' Equity

	30 June 2006 €m	30 June 2005 €m	31 Dec 2005 €m
Insurance and investment business	**1,883**	1,690	1,853
Banking	**659**	455	561
Other activities	**42**	33	37
Associate undertakings	**157**	152	167
Goodwill	**198**	198	198
	2,939	2,528	2,816
Minority interest	**(13)**	(11)	(12)
Deduction in respect of own shares held for the benefit of life assurance policyholders	**(76)**	(72)	(76)
Shareholders' equity	**2,850**	2,445	2,728

Insurance and investment assets are analysed as follows

	30 June 2006 €m	30 June 2005 €m	31 Dec 2005 €m
Property	**159**	76	80
Equities	**10**	14	10
Debt securities	**4**	-	4
Deposits	**571**	503	613
Other assets and liabilities	**(43)**	98	43
	701	691	750
Shareholders' value of in-force business	**1,182**	999	1,103
	1,883	1,690	1,853

Analysis of movement in shareholders' equity attributable to insurance and investment business

	6 months to 30 June 2006		
	Net Worth €m	**VIF €m**	**Total €m**
Shareholders' equity as at 1 January 2006	**750**	**1,103**	**1,853**
Operating profit after tax on continuing operations	**18**	**106**	**124**
Short term investment fluctuations	**9**	**(9)**	**-**
Effect of economic assumption changes	**(1)**	**(18)**	**(19)**
Capital movements	**(75)**	**-**	**(75)**
Shareholders' equity as at 30 June 2006	**701**	**1,182**	**1,883**

The shareholders' equity as at 30 June 2006 (Dec. 2005) includes required capital of €544m (€535m) within the net worth. The shareholders' value of in-force is net of a deduction of €119m (€123m) in respect of the cost of maintaining the required capital and net of a deduction of €32m (€31m) in respect of the time value of financial option and guarantee costs.

Notes to the 2006 EV basis interim financial information
Six months to 30 June 2006

7. Shareholders' Equity (continued)

Analysis of insurance and investment operating profit after tax

	6 months to 30 June 2006		
	Net Worth	VIF	Total
	€m	€m	€m
New business contribution	(76)	130	54
Profit from existing business			
- Expected return	89	(45)	44
- Experience variances	(4)	16	12
- Operating assumption changes	-	5	5
- Expected investment return	9	-	9
Operating profit after tax	18	106	124

8. Interest receivable and similar income

	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 Dec 2005
	€m	€m	€m
Loans and receivables to customers	494	343	771
Loans and receivables to banks	70	59	113
Debt securities and other fixed income securities	37	40	89
Lease and instalment finance	42	33	67
	643	475	1,040
Inter-group charges eliminated on consolidation	(8)	(2)	(8)
	635	473	1,032

9. Management expenses

	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 Dec 2005
	€m	€m	€m
Administrative expenses	242	220	470
Depreciation	13	14	25
Software amortisation	8	5	15
	263	239	510
Analysed as follows:			
Banking operations			
Operational	134	127	255
Restructuring costs	-	-	11
Life and investment operations			
Administrative	99	87	186
Development expenditure			8
Other operations (includes corporate costs)	30	25	50
	263	239	510

Notes to the 2006 EV basis interim financial information
Six months to 30 June 2006

10. Provision for impairment of loans and receivables

	6 months to 30 June 2006 €m	6 months to 30 June 2005 €m	12 months to 31 Dec 2005 €m
At start of the period	**52**	47	46
Charged against income statement	**7**	6	12
Amounts written off	**(4)**	(3)	(6)
At end of the period	**55**	50	52
At end of period			
Specific	**35**	31	32
Collective	**20**	19	20
	55	50	52

11. Loans and receivables to customers

	30 June 2006 €m	30 June 2005 €m	31 Dec 2005 €m
Residential mortgage loans	**26,359**	20,546	23,188
Commercial mortgage loans	**1,661**	1,246	1,415
Finance lease, instalment finance and term loans	**1,881**	1,509	1,617
	29,901	23,301	26,220
Money market funds	**152**	352	150
Deferred fees, discounts and fair value adjustments	**157**	203	155
	30,210	23,856	26,525
Inter-group loans and receivables	**(303)**	(135)	(185)
	29,907	23,721	26,340

12. Funds Under Management

	30 June 2006 €m	30 June 2005 €m	31 Dec 2005 €m
Funds managed on behalf of unit-linked policyholders	**21,710**	18,051	20,084
Funds managed on behalf of non-linked policyholders	**2,341**	2,400	2,559
	24,051	20,451	22,643
Off-balance sheet funds	**4,094**	3,926	3,791
	28,145	24,377	26,434

13. Earnings per share

As permitted under Irish Legislation the group's life assurance subsidiary holds shares in Irish Life & Permanent plc for the benefit of policyholders. Under accounting standards these are required to be deducted from the total number of shares in issue when calculating EPS. In view of the fact that Irish Life & Permanent plc does not hold the shares for its own benefit, EPS based on a weighted average number of shares in issue is disclosed.
The calculation is set out below:

	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 Dec 2005
Weighted average ordinary shares in issue and ranking for dividend excluding own shares held for the benefit of life assurance policyholders	**265,218,470**	262,604,139	262,813,871
Weighted average ordinary shares held for the benefit of life assurance policyholders	**7,823,913**	7,340,402	7,524,588
Weighted average ordinary shares in issue and ranking for dividend including own shares held for the benefit of life assurance policyholders	**273,042,383**	269,944,541	270,338,459
Profit for the period attributable to equityholders	**€202m**	€220m	€475m
EPS including own shares held for the benefit of life assurance policyholders	**74 cent**	81.5 cent	175.7 cent
Operating profit after tax for the period	**€222m**	€168m	€366m
Operating EPS including own shares held for the benefit of life assurance policyholders	**81.3 cent**	62.3 cent	135.4 cent

14 Reconciliation of Shareholders' equity on Statutory basis to EV basis

	As at 30 June 2006		
	Net worth €m	**VIF €m**	**Total €m**
Statutory shareholders' equity excluding minority interest as at 30 June 2006	**1,551**	**600**	**2,151**
Change insurance shareholder value of in-force to post tax	**99**	**(99)**	**-**
Shareholder value of in-force on investment contracts	**-**	**710**	**710**
Changes in presentation of cost of FOGs	**24**	**(24)**	**-**
Deferred front end fees on investment contracts	**143**	**-**	**143**
Deferred acquisition costs on investment contracts	**(179)**	**-**	**(179)**
Restatement of investment liabilities to regulatory basis	**(49)**	**-**	**(49)**
Unwind own shares statutory adjustment	**66**	**-**	**66**
Change in the basis of deferred tax provisioning	**5**	**(8)**	**(3)**
Deferred tax on above adjustments	**11**	**-**	**11**
EV basis shareholders' equity excluding minority interest as at 30 June 2006	**1,671**	**1,179**	**2,850**

15. EV Assumptions

Principal economic assumptions

The assumed future pre-tax returns on fixed interest securities are set by reference to gross redemption yields available in the market at the end of the reporting period. The risk free rate of return used for the risk discount rate is based on the yield available for the effective duration of the future cash-flows underlying the PVIF. The corresponding return on equities and property is equal to the risk free rate assumption plus the appropriate risk premium. An asset mix based on the assets held at the valuation date within policyholder funds has been assumed within the projections.

	30 June 2006	30 June 2005	31 Dec 2005
Equity risk premium	**3.0%**	3.0%	3.0%
Property risk premium	**2.0%**	2.0%	2.0%
Risk free rate	**4.0%**	2.9%	3.2%
Non market risk margin	**2.1%**	2.1%	2.1%
Market risk margin	**1.2%**	1.1%	1.2%
Risk discount rate	**7.3%**	6.1%	6.5%
Investment return			
- Fixed interest	**3.1% - 4.4%**	2.1% - 3.8%	2.5% - 3.6%
- Equities	**7.0%**	5.9%	6.2%
- Property	**6.0%**	4.9%	5.2%
Expense inflation	**3.9%**	3.5%	3.6%

Other assumptions

The assumed future mortality and morbidity assumptions are based on published tables of rates, adjusted by analyses of recent operating experience. Persistency assumptions are set by reference to recent operating experience. The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. No allowance has been made for future productivity improvements in the expense assumptions.

Projected tax has been determined assuming current tax legislation and rates. Deferred tax on the release of the retained surplus in the Life Business is allowed for in the PVIF calculations.

EV results are computed on a before and after tax basis.

Treatment of financial options and guarantees (FOGs)

The main options and guarantees for which FOG costs have been determined are

(a) Investment guarantees on certain unit-linked funds, where the unit returns to policyholders are smoothed subject to a minimum guaranteed return (in the majority of cases the minimum guaranteed change in unit price is 0%, usually representing a minimum return of the original premium). An additional management charge is levied on policyholders investing in these funds, compared to similar unit-linked funds without this investment guarantee. This extra charge is allowed for in calculating the time value of FOG cost;

(b) Guaranteed Annuity Rates on a small number of products;

(c) Return of Premium death guarantees on certain unit-linked single premium products;

(d) Guaranteed benefits for policies in the closed with-profit fund.

15. EV Assumptions (./...contd)

The main asset classes relating to products with options and guarantees are European and International equities, Property, and government bonds of various durations.

The Deloitte's TSM Streamline ***Market Consistent*** model is used to derive the cost of FOGs. The model is calibrated to the yield curve and to the market prices of equity options. Ten years of historical weekly data are used to derive the correlation between the returns of different asset classes.

The model uses the difference between two inverse Gaussian distributions to model the returns on each asset class. This allows the model to produce fat-tailed distributions, and provides a good fit to historical asset return distributions.

Statistics relating to the model used as at 30 June 2006 are set out in the following table:

	10-Year Return		20-Year Return	
	Mean[1]	**StDev**[2]	**Mean**	**StDev**
European Assets (euro)				
Bonds	4.1%	1.8%	4.4%	4.1%
Equities, Property	4.1%	22.2%	4.4%	23.0%
UK Assets (Sterling)				
Bonds	4.7%	2.4%	4.5%	5.2%
Equities	4.7%	20.3%	4.5%	21.5%

1. The Market Consistent nature of the model means that that all asset classes earn the risk free rate. No value is added by investing in riskier assets with a higher expected rate of return. The Means quoted above reflect this.

2. Standard Deviations are calculated by accumulating a unit investment for n years in each simulation, taking the natural logarithm of the result, calculating the variance of this statistic, dividing by n and taking the square root. The results are comparable to implied volatilities quoted in investment markets.

16. The EV basis interim financial information (which is unaudited) was approved by the Board of Directors on 4 September 2006.

Independent review report to Irish Life & Permanent plc

Introduction

We have been engaged by the Company to review the Embedded Value ("EV") basis supplementary financial information for the six months ended 30 June 2006 set out on pages 11 to 26. The supplementary financial information has been prepared in accordance with the EV Principles issued in May 2004 by the CFO Forum using the methodology and assumptions set out on pages 11 to 14. The supplementary financial information should be read in conjunction with the Group's interim IFRS financial information which is set out on pages 30 to 37.

We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the supplementary financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Irish Stock Exchange. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Report, including the EV basis supplementary financial information contained therein, is the responsibility of and has been approved by the directors. The directors have accepted responsibility for preparing the supplementary financial information in accordance with the EV Principles and for determining the assumptions used in the application of those principles.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 *Review of interim financial information* issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the supplementary financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with International Standards of Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the EV basis supplementary financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the EV basis supplementary financial information as presented for the six months ended 30 June 2006.

KPMG
Chartered Accountants
1 Harbourmaster Place
IFSC
Dublin 1

4 September 2006

Statutory Basis

Commentary on Statutory Results

Statutory profits after tax, attributable to equityholders, on continuing activities for the six months to June 2006 are €130m, a reduction of 30% on the restated June 2005 return of €186m.

The EV information set out on pages 4 to 26 employs the embedded value methodology for all of the group's insurance and investment business. The statutory results use embedded value for insurance contracts only, with investment contracts being accounted under IFRS. Banking and other businesses are accounted for under the same basis in both statutory and EV results.

The statutory basis profits include the effects of economic variances on the insurance business. These were negative €21m in the six months to June 2006 compared to a positive return of €22m in the corresponding period in 2005, a negative change of €43m.

The first half 2006 outcome includes a charge of €11m in respect of the uplift in the value of shares held for the benefit of policyholders. This reflects the growth in value of Irish Life & Permanent shares during 2006 which increases policyholder liabilities but under IFRS the corresponding increase in the asset is not recognised. The corresponding charge to June 2005 was €5m and €28m for the full year 2005.

The after tax profit on continuing operations reflects strong new business growth in both the banking and life businesses combined with tight cost control. In the banking business total loan balances outstanding increased 14% to €29.9bln (Dec 2005: €26.2bln) with total new loans issued of €6.4bln (June 2005: €4.2bln).

In the life business new business written (including fund flows into ILIM) on an APE basis increased by 38% to €358m (June 2005: €260m). Gross inflows into ILIM were €1.1bln compared to €750m to June 2005. The group enjoyed significant growths in new business on both insurance and investment contracts which is reflected in the 21% growth in premiums on insurance contracts from €269m in 2005 to €325m in 2006. However, the growth in new business experienced on the investment contracts served to depress the reported 2006 statutory profits by €32m due to the manner in which revenues and sales costs are treated under IFRS for investment contracts.

The change in insurance contract liabilities shows a reduction of €150m in 2006 compared to an increase of €283m in 2005. This is mainly due to an increase in medium to long-term Euro interest rates and is compensated by a corresponding reduction in the investment return. The change in investment contract liabilities has decreased 78% to €327m (June 2005 €1,474m) due to lower market growth in the six months to June 2006 compared to 2005. This is also reflected in the reduction in the investment return which was €257m in the six months to 30 June 2006 compared to €1,631m in the period to June 2005.

Administrative expenses increased 10% to €242m from €220m in 2005. This principally reflects the increase in costs associated with the buoyant new business issued.

The post-tax profits achieved in Allianz, a general insurance business in which the group has a 30% interest, were €19m, which is down on the 2005 level of €24m due to a sharp fall in the investment return due to weak bond markets partly offset by prior year reserve releases which contributed to an improved underwriting result.

Basis of Preparation - Statutory interim financial information

The unaudited 2006 statutory interim financial information on pages 31 to 37 has been prepared using the accounting policies adopted by the group in its last set of consolidated financial statements. The interim results are prepared in accordance with the recognition and measurement principles of the IFRS issued by the International Accounting Standards Board and adopted by the EU which apply at 30 June 2006.

IFRS 4 brings into force phase 1 of the IASB's insurance accounting project. In view of the phased implementation of IFRS for insurance business, the group believes that shareholders will continue to place considerable reliance on embedded value information relating to the life assurance business as a whole. The statutory financial information includes insurance contracts written in the life assurance business based on embedded value earnings calculated using the EEV principles developed by the European CFO forum. The EV basis financial information on pages 11 to 26 extends these principles to investment contracts written in the life assurance business.

The 2006 statutory interim financial information has been prepared on a consistent basis with 31 December 2005 financial statements and 30 June 2005 interim financial information except as outlined in note 1.

Estimates and assumptions

Certain amounts recorded include estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates, demographic and other factors. Actual results may differ from the estimates made.

Consolidated Interim Income Statement - Statutory Basis (Unaudited)
Six months to 30 June 2006

	Notes	**6 months to 30 June 2006 €m**	6 months to 30 June 2005 €m Restated	12 months to 31 Dec 2005 €m
Interest receivable		**635**	473	1,032
Interest payable		**(442)**	(295)	(666)
		193	178	366
Fees and commission income		**35**	30	63
Fees and commission expenses		**(51)**	(33)	(73)
Trading (expense) / income		**6**	(7)	(4)
Premiums on insurance contracts		**325**	269	484
Reinsurers' share of premiums on insurance contracts		**(99)**	(73)	(159)
Investment return		**257**	1,631	3,527
Fees from investment contracts and fund management		**128**	94	218
Change in shareholders' value of in-force business		**54**	55	76
Profit on the sale of property and equipment		**-**	2	4
Operating income		**848**	2,146	4,502
Claims on insurance contracts		**(211)**	(180)	(383)
Reinsurers' share of claims on insurance contracts		**62**	48	108
Change in insurance contract liabilities		**150**	(283)	(419)
Change in reinsurer's share of insurance contracts liabilities		**(100)**	195	231
Change in investment contract liabilities		**(327)**	(1,474)	(3,134)
Administrative expenses		**(242)**	(220)	(470)
Depreciation and amortisation				
Property and equipment		**(13)**	(14)	(25)
Intangible assets - software		**(8)**	(5)	(15)
Investment expenses		**(15)**	(9)	(16)
Provision for impairment losses on loans and receivables		**(7)**	(6)	(12)
Operating expenses		**(711)**	(1,948)	(4,135)
Operating profit		**137**	198	367
Share of profits of associated undertakings		**19**	24	54
Profit before taxation on continuing activities		**156**	222	421
Taxation		**(25)**	(38)	(69)
Profit for the period on continuing activities		**131**	184	352
Profit from discontinued activities		**-**	3	1
Profit for the period on continuing activities		**131**	187	353
Attributable to				
Equityholders		**130**	186	353
Minority interest		**1**	1	-
		131	187	353
Earnings per share (basic)				
Continuing activities		**49.0**	69.7	133.9
Discontinued activities		**-**	1.1	0.4
	4	**49.0**	70.8	134.3
Earnings per share (diluted)				
Continuing activities		**48.4**	69.2	132.9
Discontinued activities		**-**	1.1	0.4
	4	**48.4**	70.3	133.3

Consolidated Interim Balance Sheet - Statutory Basis (Unaudited)
As at 30 June 2006

	Notes	30 June 2006 €m	30 June 2005 €m Restated	31 Dec 2005 €m
Assets				
Cash and balances with central banks		**204**	163	162
Items in course of collection		**262**	126	137
Financial assets				
- Debt securities		**9,119**	7,802	8,530
- Equity shares		**13,523**	11,591	12,782
- Derivative assets		**452**	133	493
- Loans and receivables to customers		**29,907**	23,721	26,340
- Loans and receivables to banks		**6,439**	5,100	6,421
Investment properties		**2,665**	1,889	2,300
Reinsurance assets		**1,927**	1,959	2,023
Prepayments and accrued income		**394**	413	341
Interest in associated undertakings		**157**	152	167
Property and equipment		**421**	326	404
Shareholder value of -inforce business		**600**	526	546
Goodwill and intangible assets		**264**	257	258
Deferred acquisition costs		**186**	172	182
Net post retirement benefit asset		**71**	67	71
Other assets		**117**	141	85
Total assets		**66,708**	54,538	61,242
Liabilities				
Financial liabilities				
- Deposits by banks		**3,800**	1,493	2,281
- Customer accounts		**12,833**	11,791	12,808
- Debt securities in issue		**15,747**	13,109	15,226
- Non-recourse funding		**4,159**	2,146	2,232
- Derivative liabilities		**350**	277	359
- Investment contract liabilities		**21,236**	17,863	19,798
Insurance contract liabilities		**3,905**	3,764	4,082
Outstanding insurance and investment claims		**127**	109	110
Accruals and deferred income		**322**	127	167
Other liabilities		**244**	379	203
Current tax liabilities		**31**	48	34
Deferred tax liabilities		**161**	148	157
Net post retirement benefit liability		**157**	175	158
Deferred front end fees		**150**	173	159
Subordinated liabilities		**1,326**	1,057	1,385
Total liabilities		**64,548**	52,659	59,159
Equity				
Share capital	5	**88**	86	87
Share premium	5	**108**	58	74
Retained profits	5	**1736**	1,597	1,711
Other reserves	5	**219**	130	203
Equity excluding minority interest		**2,151**	1,871	2,075
Minority interest	5	**9**	8	8
Total equity including minority interest		**2,160**	1,879	2,083
Total liabilities and equity		**66,708**	54,538	61,242

Consolidated Interim Statement of Recognised Income and Expense
Statutory Basis (Unaudited)
Six months to 30 June 2006

	Notes	**6 months to 30 June 2006 €m**	6 months to 30 June 2005 €m	12 months to 31 Dec 2005 €m
Revaluation of property & equipment	5	**19**	6	86
Change in value of available for sale financial assets	5	**1**	(1)	-
Deferred tax		-	-	(12)
Net amount recognised directly in equity		**20**	5	74
Profit for the period		**131**	187	353
Total recognised income and expense for the period		**151**	192	427
Transition adjustment at 1 January 2005 arising from IAS 32, IAS 39 and IFRS 4	2			
- Available for sale reserve		-	(1)	(1)
- Distributable reserves		-	128	128
- Non distributable reserves		-	(480)	(480)
- Minority interest		-	(3)	(3)
Total recognised income and expense for the period including transition adjustment		**151**	(164)	71
Attributable to :				
Equityholders		**150**	(165)	74
Minority interest		**1**	1	(3)
Total recognised income and expense for the period including transition adjustment		**151**	(164)	71

Condensed Consolidated Interim Cashflow Statement - Statutory Basis (Unaudited)
Six months to 30 June 2006

	6 months to 30 June 2006 €m	6 months to 30 June 2005 €m	12 months to 31 Dec 2005 €m
Net cashflows from operating activities	**502**	(181)	(397)
Investing activities			
Purchase of property and equipment	**(14)**	(20)	(35)
Sale of property and equipment	**3**	6	15
Purchase of intangible assets	**(5)**	(11)	(23)
Sale of City of Westminster Assurance Company Limited	**-**	69	63
Acquisition of subsidiary	**(10)**	-	-
Dividends received from associated undertaking	**29**	8	23
Net cashflows from investing activities	**3**	52	43
Financing activities			
Issue of ordinary share capital	**35**	6	23
Issue of new subordinated liabilities	**-**	74	392
Interest paid on subordinated liabilities	**(44)**	(35)	(48)
Equity dividends paid	**(117)**	(104)	(152)
Net cashflows from financing activities	**(126)**	(59)	215
Increase / (decrease) in cash and cash equivalents	**379**	(188)	(139)
Analysis of changes in cash and cash equivalents			
Cash and cash equivalents at start of period	**556**	694	694
Net cashflow before effect of exchange translation adjustments	**379**	(188)	(139)
Effect of exchange translation adjustments	**-**	1	1
Cash and cash equivalents at end of period	**935**	507	556

Note to the 2006 Interim Statement - Statutory basis
Six months to 30 June 2006

1. Amendments to previously published Interim 2005 statements

As indicated in the 2005 interim report, certain IFRS were still subject to change and to the issue of additional interpretation. The comparative six months 2005 results shown in this announcement include changes to those previously published arising from the refinement of these IFRS bases in the second half of 2005 prior to their application to the full year financial statements. In particular the calculation and presentation of taxation for life assurance business remained under discussion by the industry. Where these discussions have given rise to a different interpretation, results for the six months to June 2005 have been restated to reflect the outcome of these discussions and are now consistent with December 2005 results. The net impact of the change is as follows:

	30 June 2005	
	As previously Published	Revised
	€m	€m
Profit for the period attributable to equityholders	171	186
Shareholders' equity at 1 January 2005	1,829	1,783
Shareholders' equity at 30 June 2005	1,901	1,871

2. Reconciliation of Opening Shareholders' Equity

The group adopted IAS 32, IAS 39 and IFRS 4 with effect from 1 January 2005. The impact on opening shareholders equity of these changes is as follows

	€m
Shareholders' equity at 31 December 2004	2,136
IAS 39	
Impairment provisions	50
Effective yield	77
Available for sale	3
	130
IFRS 4	
Deferred acquisition costs	182
Deferred front end fees	(203)
Shareholders' value of in-force business on investment contracts	(619)
Other reserve changes	67
Deferred tax	87
	(486)
Minority share of IFRS adjustments	3
Shareholders' equity at 1 January 2005	1,783

3. Discontinued Activities

On 2 June 2005 the group disposed of its UK life assurance subsidiary City of Westminster Assurance Company Limited. The proceeds net of costs were €63m, the profit after tax for the period up to the date of disposal was €3m, the loss on disposal was €2m.

Notes to the 2006 Interim Statement - Statutory basis
Six months to 30 June 2006

4. **Earnings per share**	**6 months to 30 June 2006**	6 months to 30 June 2005	12 months to 31 Dec 2005
(a) Basic EPS			
Weighted average ordinary shares in issue and ranking for dividend	**265,218,470**	262,604,139	262,813,871
Profit for the year attributable to equityholders			
Continuing operations	**€130m**	€183m	€352m
Discontinued operations	**€0m**	€3m	€1m
Total	**€130m**	€186m	€353m
EPS			
Continuing operations	**49.0**	69.7	133.9
Discontinued operations	**-**	1.1	0.4
Total	**49.0**	70.8	134.3
(b) Fully diluted EPS			
Weighted average of potential dilutive ordinary shares arising from the group's share option schemes	**3,365,278**	1,987,836	2,071,187
Weighted average number of ordinary shares used in the calculation of fully diluted EPS	**268,583,748**	264,591,975	264,885,058
Fully diluted EPS			
Continuing operations	**48.4**	69.2	132.9
Discontinued operations	**-**	1.1	0.4
Total	**48.4**	70.3	133.3

Note to the 2006 Interim Statement – Statutory basis
Six months to 30 June 2006

5. Reconciliation of movement in capital and reserves

	Share capital	Share premium	Revaluation reserve	Available for sale reserve	Other capital reserves	Revenue reserves	Total excluding minority interest	Minority interest	Total including minority interest
As at start of period	87	74	189	(1)	15	1,711	2,075	8	2,083
Issue of share capital	1	34	-	-	-	-	35	-	35
Profit for the period	-	-	-	-	-	130	130	1	131
Revaluation gains	-	-	19	-	-	-	19	-	19
Change in value of available for sale financial assets	-	-	-	1	-	-	1	-	1
Transfer between reserves	-	-	(5)	-	-	5	-	-	-
Change in own shares at cost	-	-	-	-	-	7	7	-	7
Equity settled transactions	-	-	-	-	1	-	1	-	1
Dividends paid	-	-	-	-	-	(117)	(117)	-	(117)
As at end of period	**88**	**108**	**203**	**-**	**16**	**1,736**	**2,151**	**9**	**2,160**

6. The statutory basis interim financial information (which is unaudited) was approved by the Board of Directors on 4 September 2006.

Independent review report to Irish Life & Permanent plc

Introduction

We have been engaged by the Company to review the International Financial Reporting Standards ("IFRS") basis financial information for the six months ended 30 June 2006 set out on pages 30 to 37. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Irish Stock Exchange. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Report, including the IFRS basis financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 *Review of interim financial information* issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with International Standards of Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the IFRS basis financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the IFRS basis financial information as presented for the six months ended 30 June 2006.

KPMG
Chartered Accountants
1 Harbourmaster Place
IFSC
Dublin 1

4 September 2006

RNS Number:7166I
Irish Life & Permanent PLC
08 September 2006

Note that there are 4 Notifications detailed below:

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(i)TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES

3. Name of PDMR
DAVID GANTLY

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVYCREST NOMINEES LIMITED 2,857 SHARES
GOODBODY TRUSTEES LIMITED 2,838 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

7th September 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
5,695 - BENEFICIAL 0.003%

16. Date issuer informed of transaction
8th September 2006

If a PDMR has been granted options by the issuer complete the following boxes:

17. Date of grant
07 Sept 2006.

18. Period during which or date on which it can be exercised
07 Sept 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
1,056 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification

Share Options 69,776
Conditional Share Award 14,763

23. Any additional information
A maximum of 1,056 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 8th September 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(i)TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES

3. Name of PDMR
DAVID MCCARTHY

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE 25,522 SHARES

SCOTI COMPANY LIMITED 1,764 SHARES
GOODBODY TRUSTEES LIMITED 2,837 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

7th September 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
30,123 - BENEFICIAL 0.01%

16. Date issuer informed of transaction
8th September 2006

If a PDMR has been granted options by the issuer complete the following boxes:

17. Date of grant
7th Sept 2006

18. Period during which or date on which it can be exercised
7th Sept 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
1,101 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification

Share Options 171,007
Conditional Share Award 15,398

23. Any additional information
A maximum of 1,101 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 8th September 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:
• the Market Abuse Rules;
• section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)
(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES

3. Name of PDMR
BRENDAN HEALY

4. State whether notification relates to a person connected with the PDMR named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE 5,071 SHARES
GOODBODY TRUSTEES LIMITED 2,833 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

7th Sept 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
7,904 - BENEFICIAL 0.003%

16. Date issuer informed of transaction
8th Sept 2006

If a PDMR has been granted options by the issuer complete the following boxes:

17. Date of grant
7th Sept 2006

18. Period during which or date on which it can be exercised
7th Sept 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
856 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification

Share Options 29,784
Conditional Share Award 11,977

23. Any additional information
A maximum of 856 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 8th September 2006.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
IRISH LIFE & PERMANENT PLC

2. This notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules

and

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
PETER FITZPATRICK

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED IN 3 ABOVE 11,020 SHARES
PERSON NAMED IN 3 ABOVE AND MARIA FITZPATRICK 244,920 SHARES
GOODBODY TRUSTEES LIMITED 2,838 SHARES

8 State the nature of the transaction

CONDITIONAL AWARD OF SHARES (SEE SECTION 17 - 23 BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired.
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

7th Sept 2006, Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
258,778 - BENEFICIAL 0.01%

16. Date issuer informed of transaction
8th Sept 2006

If a director has been granted options by the issuer complete the following boxes:

17. Date of grant
7th Sept 2006

18. Period during which or date on which it can be exercised
7th Sept 2009 (vesting date), with a right to defer for a further period of up to 6 years.

19. Total amount paid (if any) for grant of the option
€0.00

20. Description of shares or debentures involved (class and number)
1,863 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be

fixed at the time of exercise
€0.00

22. Total number of shares or debentures over which options held following notification

Share Options 167,439
Conditional Share Award 26,066

23. Any additional information
A maximum of 1,863 shares will vest in the person named in 4 above on the date specified at 18 above subject to the Company achieving certain performance conditions.

Any portion of the Share Award that does not vest due to Performance conditions not being met shall lapse.

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 8th September 2006

END

Close Window

Company name **Irish Life&Permanent**
Headline **Director/PDMR Shareholding**

RNS Number:7731I
Irish Life & Permanent PLC
11 September 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

2. This notification relates to:
   (i) a transaction notified in accordance with Market Abuse Rules and DR 3.1.4R(1)(a)

   and

   (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

3. Name of Director
   David Went

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED	2,460 SHARES
AURUM NOMINEES LIMITED 333276 ACCT	251,883 SHARES
AURUM NOMINEES LIMITED 333309 ACCT	12,716 SHARES

8 State the nature of the transaction
PURCHASE - EXERCISE OF A SHARE OPTION

9. Number of shares, debentures or financial instruments relating to shares

acquired
10,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.003%

11. Number of shares, debentures or financial instruments relating to shares disposed
NONE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
PURCHASE - 10,000 @ €9.675 per share

14. Date and place of transaction
11th September 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
267,059 - BENEFICIAL 0.097%

16. Date issuer informed of transaction
11 September 2006

If a director has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of shares or debentures over which options held following notification - 144,504

23. Any additional information
NONE

24. Name of contact and telephone number for queries
CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 11/09/2006.

END

Close Window

22/9/06

Company name **Irish Life&Permanent**
Headline **Director Appointment**

RNS Number:3360J
Irish Life & Permanent PLC
22 September 2006

Irish Life & Permanent plc

Announcement

22 September 2006

The Chairman of Irish Life & Permanent plc, Gillian Bowler, has announced the appointment of Roy Keenan as a non-executive Director of the Group effective from 1st October.

Roy Keenan has long experience in financial services, most recently as Chief Executive of Bank of Ireland in the UK.

Speaking on the appointment, Gillian Bowler said that Roy will bring a wealth of experience to the Group: "Roy's long experience in financial services in both Ireland and the UK will be invaluable to the Group and I look forward to his contribution to the work of the Board".

Further Information:

Ray Gordon
MRPA Consultants Ltd
Ph. 00353 1 6788099
Ph. 00353 87 2417373
Email: ray@mrpa.ie

END

Close Window

RNS Number:0902K
Irish Life & Permanent PLC
06 October 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

State whether the notification relates to:
(i) a transaction notified in accordance with Market Abuse Rules

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(i) TRANSACTION NOTIFIED IN ACCORDANCE WITH MARKET ABUSE RULES

3. Name of PDMR
   Niall Saul

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOODBODY TRUSTEES LIMITED	2,281 SHARES
PERSON NAMED IN 3 ABOVE	5,790 SHARES

8 State the nature of the transaction
  - PURCHASE - EXERCISE OF A SHARE OPTION
  - SALE

9. Number of shares, debentures or financial instruments relating to shares

acquired
66,369

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
    0.024%

11. Number of shares, debentures or financial instruments relating to shares disposed
    66,369

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
    0.024%

13. Price per share or value of transaction

PURCHASE:	10,226 @ €14.85 per share
	12,789 @ €13.85 per share
	10,980 @ €9.675 per share
	17,805 @ €9.20 per share
	14,569 @ €10.90 per share
SALE:	66,369 @ €19.73 per share

14. Date and place of transaction
Purchase: 6th October 2006 - Irish Life Centre, Lower Abbey Street, Dublin 1
Sale: 6th October 2006 - Irish Stock Exchange

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
    8,071 - BENEFICIAL 0.003%

16. Date issuer informed of transaction
    6th October 2006

If a PDMR has been granted options by the issuer complete the following boxes - No

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of shares or debentures over which options held following notification - 31,118

23. Any additional information
    NONE

24. Name of contact and telephone number for queries
    CONOR RYAN - +353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification
CIARAN LONG - GROUP SECRETARY

Date of notification 6 October 2006

END

Close Window

RNS Number:5891K
Irish Life & Permanent PLC
17 October 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:

   (i) a transaction notified in accordance with Market Abuse Rules

   (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(ii) A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 53 (AS EXTENDED BY SECTION 64 OF THE COMPANIES ACT 1990) OR ENTERED INTO THE ISSUER'S REGISTER IN ACCORDANCE WITH SECTION 59 OF THE COMPANIES ACT 1990;

3. Name of Director
   ROBERT KEENAN

4. State whether notification relates to a person connected with the Director named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
   HOLDING IN RESPECT OF PERSON NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   DAVY CREST NOMINEES LIMITED 5,000 SHARES

8 State the nature of the transaction
  SHARE PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired.
   5,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
    0.002%

11. Number of shares, debentures or financial instruments relating to shares disposed
    None

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
    N/A

13. Price per share or value of transaction
    €19.48 PER SHARE

14. Date and place of transaction
    17TH October 2006, Irish Stock Exchange, Dublin 2

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
    5,000 SHARES 0.002%

16. Date issuer informed of transaction
    17TH October 2006

If a Director has been granted options by the issuer complete the following Boxes : No

17. Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of shares or debentures over which options held following notification: None

23. Any additional information

24. Name of contact and telephone number for queries
    CONOR RYAN - 00353-1-8563828

Name and signature of duly authorised officer of issuer responsible for making notification

Ciaran Long - Group Secretary

Date of notification 17th October 2006

END

Close Window

Company name **Irish Life&Permanent**
Headline **Director Declaration**

RNS Number:0015L
Irish Life & Permanent PLC
25 October 2006

Pursuant to paragraph 6.6.13 of the Irish Stock Exchange Listing Rules, Irish Life & Permanent plc hereby notifies the following in relation to Mr. Robert Keenan who was appointed a Director of the Company on 1st October 2006:

There are no details requiring disclosure for Mr. Keenan under paragraph 6.6.13 (1) to (6).

Contacts:

Ciaran Long - Group Secretary
Telephone - +00353-1-8563828

Date: 25th October 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close Window

Company name **Irish Life&Permanent**
Headline **Director/PDMR Shareholding**

RNS Number:3551M
Irish Life & Permanent PLC
20 November 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by:

- the Market Abuse Rules;
- section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer
   IRISH LIFE & PERMANENT PLC

2. State whether the notification relates to:

   (i) a transaction notified in accordance with Market Abuse Rules

   (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990;

or (iii) both (i) and (ii)

(II) A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 53 (AS EXTENDED BY SECTION 64 OF THE COMPANIES ACT 1990) OR ENTERED INTO THE ISSUER'S REGISTER IN ACCORDANCE WITH SECTION 59 OF THE COMPANIES ACT 1990;

3. Name of Secretary
   CIARAN LONG

4. State whether notification relates to a person connected with the Secretary named in 3 and identify the connected person
   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   Non-beneficial Interest- voting rights as an alternate director of TSB ESOP Trustees Ltd

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
   ORDINARY €0.32 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of

Ph: 087 2417373

Maria Whitmore
MRPA KINMAN Communications
Ph: 01 7038602
Ph: 087 2377105

END

Close Window

Company name **Irish Life&Permanent**
Headline **Holding(s) in Company**

RNS Number:3160N
Irish Life & Permanent PLC
05 December 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company
   Irish Life & Permanent plc

2. Name of shareholder having a major Interest in shares.

   Bank of Ireland Asset Management Ltd on behalf of a range of companies who, as registered holders only, hold shares on behalf of a range of clients each of whom are the beneficial owner of a portion of the shareholding.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder it is a holding of that person's spouse or children under the age of 18.

   Not Stated

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

Bank of Ireland Nominees Limited	18,078,395
BNY Custodial Nominees Ltd	188,126
ROY Nominees Limited	221,952
Nortrust Nominees Ltd	941,728

5. Number of shares/amount of stock acquired. Not Stated

6. Percentage of issued class. Not Stated

7. Number of shares/amount of stock disposed. N/A

8. Percentage of issued class. N/A

9. Class of security. Ordinary €0.32 shares

10. Date of transaction. 04 December 2006

11. Date Company informed. 05 December 2006

12. Total holding following this notification. 19,430,201

13. Total Percentage holding of issued class following this notification. 7.06%

14. Any additional information. Holding at last notification: 6.41%

15. Name of contact and telephone number for queries. Conor Ryan 353(0)18563828

16. Name of authorised company official responsible for making this notification. Ciaran Long - Group Secretary

17. Date of notification: 5 December 2006

END

Close Window

Company name **Irish Life&Permanent**
Headline **Trading Statement**

RNS Number:8882N
Irish Life & Permanent PLC
14 December 2006

Irish Life & Permanent plc
Pre-close period Trading Statement

12.00pm Dec 14th 2006

Irish Life & Permanent plc issued the following trading statement ahead of its closed period for the year to 31 December 2006.

Overview

The economic context in which the group is operating is very positive and supportive of the business. The Irish economy continues to outperform with forecast 2006 GDP growth of circa 6% and annual employment growth for 2006 of almost 5%.

Our banking business is enjoying record volume growth in a buoyant market where it is winning customers and market share. This performance together with a strong treasury result is expected to deliver significant operating profit growth - well ahead of previous guidance - in the bank for the year.

The group's life and pensions' business is also performing exceptionally well with the strong first half performance continuing into the second half, with some additional boost to Retail Life sales from maturing SSIAs. Operating profit for the year is expected comfortably to exceed previous guidance.

Overall group pre- tax operating profit* growth for the year is expected to exceed 20%.

Sales

Banking Business

Gross new lending for the group for the year is expected to grow by approximately 30% for the year translating into growth in the loan book in the high twenties percent. The main driver is new residential mortgage lending in Ireland with an expected record level of gross new lending, between 35 - 40% up on the 2005 new lending of €6.3 billion.

Capital Home Loans, the group's UK mortgage company, is expected to see its loan book grow by around 20% for the year with second half new lending growth picking up after a slow start to the year.

A major strategic focus of the bank in the year has been the acquisition of new customers through our competitive current / checking account offering. We expect to have opened over 80,000 of our new current accounts in 2006 (2005: 67,000) of which approximately 80% are new current account customers and 20% upgrades from existing accounts. Current account balances are expected to increase by high teens percent for the year.

Life Business
Life sales in Ireland (excluding investment sales by ILIM) are expected to grow by close to 30% for the full year. The Retail Life division has seen strong

investment bond and protection sales and the Corporate Life division continued its excellent first half performance into the second half.

Institutional inflows into ILIM, the group's fund management business, are expected to be circa €1.9 billion for the year (2005: €1.3 billion). ILIM continued to win a broad mix of business in 2006 on the back of its excellent fund performance.

Earnings

Banking Business

Net interest income is expected to grow in the low teens percent for the year with the strong growth in lending assets offsetting the reduction in the net interest margin. The margin for the full year is expected to be slightly ahead of the previous guidance of 115 basis points mainly reflecting the benefit from the greater than expected increase in current account balances off-setting continued basis risk cost. As in the first half the basis risk cost was compensated for in our treasury operations and trading profits for the year will be significantly ahead of expectations. Overall therefore we expect mid-teens percent growth in banking income.

Cost growth for the year is expected to be broadly in line with wage inflation. Credit quality remains excellent and the increase in the impairment provisions for the year will be well behind the growth in the loan book.

Bank operating profit growth is expected to exceed 30%.

Life Business

Life new business earnings for 2006 are expected to show growth in the order of 30%, and ahead of previous estimates. This reflects the expected sales growth for the year and a life new business margin (ex-ILIM) of circa 20%, as previously guided (2005: 20.4%).

The existing book of in-force life business is expected to generate low teens percent growth in earnings for the year benefiting in particular from continuing positive risk experience.

Anticipated life operating profit* growth is around 20%.

With investment returns year to date exceeding embedded value assumptions the pre-tax investment impact ("short term investment fluctuations") was, as of the start of December, running at circa €60m positive. Medium term interest rates are currently ahead of the start of the year but have come back slightly from their half year level. The resultant economic assumptions impact for the full year 2006 is therefore expected to be less than half the €29m charge recorded at the interim stage.

Associated Business

Allianz (Ireland), which carries on non-life insurance and in which the group has a 30% interest, is performing well and our share of the full year outcome is now expected to exceed €50m after tax.

Outlook

2006 will have seen the group strongly improve its market position and its profitability. This gives us great confidence going into 2007 when we expect the economy and the markets in which we operate to continue to offer tremendous opportunities.

* Embedded value basis

Details of today's analyst conference call on this pre-close trading statement are set out below together with company contact details.

Analyst Conference Call

David Went, Group Chief Executive and Peter Fitzpatrick, Group Finance Director, will host a conference call for analysts at 14.30 GMT on Thurs 14th Dec 2006.

To join the conference call, please dial in to the relevant number below 5 minutes before and ask for the Irish Life & Permanent call.

Irish participant number	(01) 655 8885
UK participant number	(0) 20 7806 1955
US participant number	718 354 1388
Other participants	+353 1 655 8885

The conference call will also be available via the LIVE service on Bloomberg.

Replay Facility

A replay of the conference call will be available two hours after the call. This service will be available until 18.00 on 20 December. The telephone numbers and access code are:

Irish participant number	(01) 659 8321
UK participant number	(0) 20 7806 1970
US participant number	718 354 1112
Other participants	+353 1 659 8321

Pass code for the replay 2514636#

Contact details

David McCarthy, Group Chief Financial Officer

Tel: +353 1 856 3050

Barry Walsh, Head of Investor Relations

Tel: +353 1 704 2678

Ray Gordon, MRPA KINMAN Consultants

Tel: +353 1 6788099

The 2006 preliminary results announcement will take place on Wednesday 28th February 2007.

END

Company name **Irish Life&Permanent**
Headline **Holding(s) in Company**

RNS Number:85140
Irish Life & Permanent PLC
02 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

   Irish Life & Permanent plc

2. Name of shareholder having a major Interest in shares.

   Bank of Ireland Asset Management Ltd on behalf of a range of companies who, as registered holders only, hold shares on behalf of a range of clients each of whom are the beneficial owner of a portion of the shareholding.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder it is a holding of that person's spouse or children under the age of 18.

   Not Stated

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

Bank of Ireland Nominees Limited	17,919,773
BNY Custodial Nominees Ltd	192,175
ROY Nominees Limited	240,532
Nortrust Nominees Ltd	890,862

5. Number of shares/amount of stock acquired. Not Stated

6. Percentage of issued class. Not Stated

7. Number of shares/amount of stock disposed. N/A

8. Percentage of issued class. N/A

9. Class of security. Ordinary €0.32 shares

10. Date of transaction. 28 December 2006

11. Date Company informed. 28 December 2006

12. Total holding following this notification. 19,243,342

13. Total Percentage holding of issued class following this notification. 6.99%

14. Any additional information. Holding at last notification: 7.06%

15. Name of contact and telephone number for queries.
    Conor Ryan 353 (0)1 8563828

16. Name of authorised company official responsible for making this notification. Ciaran Long - Group Secretary

17. Date of notification: 2 January 2007

END

Close Window

Schedule II

Furnished pursuant to Rule 12g3-2(b)(1)(ii)

Name of Report, Filing or Announcement	Publishing, Filing or Distribution Date According to Law, Regulation or Applicable Rule	Source of Publication, Filing or Distribution Requirement
Director/PDMR* Shareholding/Transactions *Persons Discharging Managerial Responsibility	By the close of business on the following business day following notification of the transaction by Director/PDMR	Companies Act, 1990, Section 53 and/or Regulation 12 Market Abuse (Directive 2003/6/EC) Regulations 2005
Holdings in Company	By the close of business on the next business day following receipt of the notification of the transaction.	Chapter 2 of Part four of the Companies Act 1990.
Annual Report & Financial Statements	Issued 21 clear business days prior to date of Annual General Meeting	Companies Act 1963 – Section 159
	(1) A listed company must publish its annual report and accounts as soon as possible after they have been approved. (2) A listed company must approve and publish its annual report and accounts within six months of the end of the financial period to which they relate	FSA Listing Rule 9.8.1

Preliminary full year results	(1) A listed company must publish its preliminary statement of annual results as soon as possible after it has been approved. (2) A listed company must approve and publish its preliminary statement of annual results within 120 days of the end of the period to which it relates	FSA Listing Rule 9.7.1
Half Year Results	(1) A listed company must publish its half-yearly report as soon as possible after it has been approved. (2) A listed company must approve and publish its half-yearly report within 90 days of the end of the period to which it relates	FSA Listing Rule 9.9.3
Trading Statements	No fixed Time obligation. Company normally issues trading statement Mid June and Mid December	N/A
CEO Appointment	as soon as possible and in any event by the end of the business day following the decision or receipt of notice about the change by the company.	FSA Listing Rule 9.6.11
Director Appointment	as soon as possible and in any event by the end of the business day following the decision or receipt of notice about the change by the company.	FSA Listing Rule 9.6.11

Please note that under the Market Abuse Regulations a listed company must notify a Regulatory Information Service as soon as possible of any inside information which directly concerns the issuer. (See FSA DR 2 for full details)

Director Declaration	A listed company must notify a Regulatory Information Service of certain information in respect of any new director appointed to the board as soon as possible following the decision to appoint the director and in any event within five business days of the decision.	FSA Listing Rule 9.6.13

END